As filed with the Securities and Exchange Commission on May 18, 2010



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

EL CHUPACABRA, INC.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of
incorporation or organization)

10 West End Avenue, #32C
New York, New York 10023
(917) 882-7172
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)
Dennis Stratton, Co-Chief Executive Officer
ZDONK ENTERTAINMENT LLC
10 West End Avenue, #32C
New York, New York 10023
(917) 882-7172

Copy to:
Gregory Akselrud, Esq.
Stubbs Alderton & Markiles, LLP
15260 Ventura Boulevard, 20th Floor
Sherman Oaks, California 91403
(818) 444-4500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

7812	**27-2209417**
(Primary standard Industrial of Classification Code Number)	(I.R.S Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

ITEM 1. Significant Parties

The following table sets forth the full names and business and residential addresses, as applicable, for the directors, officers, record owners of 5% or more of any class of equity securities, beneficial owners of 5% or more of any class of equity securities, affiliates and counsel with respect to the proposed offering, of El Chupacabra, Inc. ("we," "our," "us" or "its").

Name	Address	Relationship to Issuer
Dennis Stratton (1)	10 West End Avenue, #32C New York, New York 10023	Co-Chief Executive Officer & Director
Zack Roth (1)	10 West End Avenue, #32C New York, New York 10023	Co-Chief Executive Officer & Director
Roy Klabin (1)	10 West End Avenue, #32C New York, New York 10023	Chief Digital Content Officer & Director
ZDONK Entertainment LLC (2)	10 West End Avenue, #32C New York, New York 10023	Management Company & Controlling Equity Holder
Stubbs, Alderton & Markiles, LLP	15260 Ventura Boulevard, 20th Fl. Sherman Oaks, CA 91403	Counsel

(1) ZDONK Entertainment LLC ("Management Company") provides the services of Dennis Stratton, Zack Roth and Roy Klabin as our officers and directors pursuant to a Management Services Agreement.

(2) ZDONK Entertainment LLC owns one share of our Class A Common Stock (the "Class A Share"), the only outstanding share of our voting equity.

We have not engaged any underwriters in connection with the proposed offering.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 of this offering statement are subject to any of the disqualification provisions set forth in Rule 262 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by our affiliates.

ITEM 4. Jurisdiction in which Securities are to be Offered

We intend to produce and commercialize a feature film tentatively titled "El Chupacabra" (the "Film"). We intend to receive and process investments through the Internet (including, without limitation, through our website and search based advertising) to residents of the following states: California, New York and Pennsylvania. We will engage a paying agent for purposes of processing payments and concluding sale transactions on the Internet. Investment funds will be escrowed with the paying agent until our managers believe, in their sole discretion, that we have entered into arrangements to provide a sufficient amount of cash advances to fund a significant portion of the Film's production budget, and, thereafter, take steps to complete this offering. Prospective investors will have access to the offering circular through our website, www.elchupacabramovie.com.

ITEM 5. Unregistered Securities Issued or Sold within One Year

We issued the Class A Share to the Management Company on March 23, 2010 in consideration of the Management Company's contribution and assignment to us of the following assets: (i) all literary and dramatic materials owned by the Management Company relating to the Film including, without limitation, that certain Deal Memo dated as of February 15, 2010 between the Management Company and Adam Mortimer and all intellectual property associated therewith, and all intellectual property associated with the Film, (ii) all other assets of the Management Company related to the Film and (iii) working capital in the amount of $20,100. In making such sale without registration under the Securities Act we relied upon the exemption from registration contained in Section 4(2) of the Securities Act and Rule 506 promulgated thereunder, as the security was sold to an accredited investor with whom we have a prior business relationship without general solicitation or advertising.

During the fourth quarter of 2008, the Management Company sold $305,000 (comprising 4.27%) of its Class A Membership Interests to the following investors: Dennis Stratton, Donna Arkoff Roth, Joe Roth, Michael King, Gary Candia, Mark Klabin and John Stratton. The Management Company continues to offer its Class A Membership Interests through a private placement of such securities. The offering does not involve the sale of membership interests by any manager, officer, promoter or principal security holder of the Management Company. In making such sales without registration under the Securities Act the Management Company relied and will rely upon the exemption from registration contained in Section 4(2) of the Securities Act and Rule 506 promulgated thereunder, as the securities were and will be sold to accredited investors with whom the Management Company had or has a prior business relationship without general solicitation or advertising.

ITEM 6. Other Present or Proposed Offerings

We are not currently offering or currently contemplating the offering of any securities in addition to those covered by this Form 1-A. While entities in which the Management Company owns equity and to which the Management Company and/or its personnel provide management services may, in the future and from time to time, offer securities of such entities in private or public offerings, the specific details of such offerings are currently unknown.

As previously disclosed, the Management Company continues to offer its Class A Membership Interests through a private placement of such securities. The offering does not involve the sale of membership interests by any manager, officer, promoter or principal security holder of the Management Company. In making such sales without registration under the Securities Act, the Management Company will rely upon the exemption from registration contained in Section 4(2) of the Securities Act and Rule 506 promulgated thereunder, as the securities will be sold to accredited investors with whom the Management Company has a prior business relationship without general solicitation or advertising.

ITEM 7. Marketing Arrangements

We are not aware, nor is any person named in response to Item 1 above aware, of any arrangement to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, or to stabilize the market for any of the securities to be offered. We have not engaged any underwriters in connection with the proposed offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in our company or any of our parents or subsidiaries or was connected with us or any of our subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 of the Securities Act was used prior to the filing of this notification.

PART II
OFFERING CIRCULAR

EL CHUPACABAR, INC.
10 West End Avenue, #32C
New York, New York 10023
(917) 882-7172

This offering circular is dated May __, 2010

El Chupacabra, Inc. ("we," "our," "us" or "its") is offering 66,666 shares (the "Offered Shares") of its Class B Common Stock, par value $0.001 per share ("Class B Shares"), comprising two-thirds of its authorized Class B Shares, at a per share purchase price of $30.00.

In connection with this offering, no person has been authorized to give any information or to make any representations other than those contained in this offering circular and, if given or made, such other information or representations should not be relied upon as having been authorized by us. This offering circular does not constitute an offer to sell, or a solicitation of an offer to buy, Offered Shares in any state where the offer and sale of the Offered Shares is not lawful. The delivery of this offering circular at any time does not imply that the information herein contained is correct as of any time subsequent to the date hereof.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

We plan to offer and sell the Offered Shares directly to investors and have not retained any underwriters, brokers or placement agents in connection with this offering.

Distribution Spread

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer or Other Persons (1)
Per Unit	$30.00	$0.00	$30.00
Total	$1,999,980.00	$0.00	$1,999,980.00

(1) We will bear all expenses of the offering.

Investing in our securities involves risks. See "Risk Factors" beginning on page 4.

Approximate date of commencement of proposed sale to the public: May __, 2010.

SUMMARY INFORMATION

The Company

We were formed on March 23, 2010 for the single purpose of producing and commercializing a feature film tentatively titled "El Chupacabra" (the "Film"). The treatment for the Film is as follows:

> A band that is falling apart at the seams travels down to Mexico after a show to bond. In route to their destination, they hit a goat and roll their wrecked van into a small, seemingly quaint village for repair. After a drug induced night out at the local bar, our band find themselves in an abandoned factory, under the control of the village drug lord who calls himself "El Chupacabra."

We will own all rights to the Film through arrangements we have with certain writers and producers. We may also separately obtain rights to additional literary and dramatic materials for a similar project from an independent film production company pursuant to an option/quitclaim agreement. Pursuant to the option/quitclaim agreement, we will likely have the exclusive right, for a period of 12 months (subject to extension for an additional 12-month period in consideration of payment of an additional fee) to purchase for a price to be mutually agreed by the parties, all of the independent film production company's right, title and interest in and to the aforementioned literary and dramatic materials. Prior to exercising the option we will likely have the right to cause to be written screenplays, treatments, outlines and other material based in whole or in part on acquired materials and generally to engage in pre-production activities with respect thereto. If we exercise the option, we will be required to pay additional deferred amounts based upon domestic and international box office receipts, and may agree to provide participations (from our equity share) to such independent film production company for future productions based on the acquired materials. We plan to finance the production of the Film using funds raised through our entry into arrangements pursuant to which we will receive cash advances in exchange for future rights to exploit the Film, loans and the proceeds of this offering. To the extent that we acquire an option to the aforementioned literary and dramatic materials, we do not intend to exercise such option until our managers believe, in their sole discretion, that we have entered into arrangements to provide a sufficient amount of cash advances to fund a significant portion of the Film's production budget.

Management

Our business, property and affairs are managed by Dennis Stratton, Zack Roth and Roy Klabin (collectively, the "Management Company Executives"), whose services are loaned out to us pursuant to a Management Services Agreement we entered into with ZDONK Entertainment LLC (the "Management Company") on March 23, 2010. The services to be provided by the Management Company Executives generally fall within the following categories: Overhead Services, Operations, Marketing, Website, Accounting, Information and Data Systems, Tax Returns, Financial Statements, Budgets & Forecasts, Compliance and Insurance. In addition, the Management Company Executives will manage and supervise our outside accountants, attorneys and financial consultants and coordinate our capital raising efforts. As compensation for the services provided by the Management Company Executives, we will pay to the Management Company on the last day of each calendar month during the term of the Management Services Agreement after the commercial release of the Film, a service fee equal to all of the proceeds generated from the commercialization of the Film, after accounting for production, distribution and operating fees and expenses, distributions to holders of Class B Shares and distributions to other parties granted participation rights in the net proceeds of the Film. Pursuant to the Management Services Agreement, we have also agreed to reimburse the Management Company for expenses it will incur in connection with our offering of Class B Shares.

The Management Company holds one share of our Class A Common Stock, par value $0.001 per share (the "Class A Share"), the only outstanding share of our voting equity, which it received in consideration for its contribution to us of (i) all literary and dramatic materials owned by it relating to the Film including, without limitation, that certain Deal Memo dated as of February 15, 2010 between the Management Company and Adam Mortimer and all Intellectual Property (as defined below) associated therewith, and all Intellectual Property associated with the Film, (ii) all other assets of the Management Company related to the Film, and (iii) working capital in the amount of $20,100. "Intellectual Property" means all rights to intellectual property whether or not protected, created or arising under the laws of the United States or any foreign state or other jurisdiction including, without restriction, the following: (i) trademarks and service marks (whether registered or unregistered, including any applications for registration of any of the foregoing), logos, Internet domain names, trade dress rights and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, (ii) patents, patent rights and all applications therefor, including any and all continuation, divisional, continuation-in-part, or reissue patent applications or patents issuing thereon, (iii) topographies, codes, software, copyrightable works, including but not limited to all registrations and applications therefor, (iv) industrial designs, as such is defined and protected under the laws of the United States, whether registered or unregistered, and other designs, and (v) inventions, discoveries, concepts, ideas, methods, processes, formulae, technical data, circuit board designs, schematics, bills of materials, confidential information and other proprietary information, including customer lists, excluding any rights in respect of any of the foregoing that comprise or are protected by copyrights or patents.

The Management Company is currently managed by the Management Company Executives. Dennis Stratton and Zack Roth are expected to be producers of the Film. The Management Company and the Management Company Executives may face potential conflicts of interest since they will concurrently provide management services to other entities (including film and production companies) in various capacities. These potential conflicts of interest are discussed in greater detail in the section entitled "Risk Factors."

The Offering

We are offering through the Internet (including, without limitation, through our website and search based advertising) to residents of the States of California, New York and Pennsylvania up to 66,666 Class B Shares comprising two-thirds of our authorized Class B Shares, at a per share purchase price of $30.00. The Class B Shares are not entitled to vote on any matters presented to our stockholders, will receive dividends when, as and if declared by our board of directors out of legally available funds, are redeemable at our option after the third anniversary of the closing of this offering at a per share price equal to the par value of a Class B Share, are not transferrable without our consent except by will or intestacy, and will participate in the distribution of proceeds upon the liquidation or dissolution of our company on a pro rata basis with the Class A Share.

Use of Proceeds

We are seeking to raise $1,999,980 through this offering, but may complete the offering for a lower amount in our discretion. The proceeds we raise will be used to pay for expenses associated with the production and commercialization of the Film (including various marketing and promotional initiatives), to enhance, add and optimize websites, and for general operating expenses.

You should consider the terms and risks of this offering before you invest. No government regulator is recommending these securities. No government regulator has verified that this offering circular is accurate or determined that it is adequate. It is a crime for anyone to tell you otherwise.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering circular, including the section entitled "Risk Factors," contains "forward-looking statements" that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation: statements regarding proposed new services; statements concerning projections, predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management's goals and objectives; and other similar expressions concerning matters that are not historical facts. Words such as "may," "will," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes" and "estimates," and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause these differences include, but are not limited to:

- our failure to implement our business plan within the time period originally planned; and
- other factors discussed under the heading "Risk Factors."

Forward-looking statements speak only as of the date they are made. Prospective investors should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

RISK FACTORS

Prospective investors should carefully consider the following risk factors. As a result of these factors, as well as other risks inherent in any investment, there can be no assurance that we will be able to successfully carry out our business objectives.

An investment in our securities is speculative and involves a high degree of risk. An investment in our securities is not suitable as the sole investment vehicle for an investor and should be considered only as part of an overall investment strategy. An investor should invest only if a total loss of the investment may be sustained.

The following set of risk factors are not, and do not purport to be, a complete list or description of all the risks associated with an investment in our company. Rather, they are only certain particular risks to which we are subject and that prospective investors should discuss in detail with their professional advisers. Prospective investors should read the entire Offering Circular and consult with their own advisers before deciding to subscribe for our Class B Shares.

Risks Associated with the Film

If the Film is unsuccessful, we will have no other way to generate revenue, and our business will be materially harmed. We will only produce one film and, as a result, we will not be able to diversify the risk of the Film's commercial failure. If the Film is commercially unsuccessful, we will have no alternate sources of revenue, and our business will be materially harmed.

We require financing, and without it we may have to limit or discontinue our operations. Our failure to raise the capital necessary to finance our operations could force us to limit or cease our operations. Our business plan contemplates that we will finance a significant majority of the Film's production budget through our entry into arrangements pursuant to which we will receive cash advances in exchange for future rights to exploit the Film, including without limitation licensing and/or selling distribution rights and other similar arrangements. Accordingly, if we cannot raise sufficient capital through such arrangements, we may not be able to, among other things, finance the acquisition, production and/or distribution of the Film, which would negatively impact our business, and would likely result in the termination of this offering (and return your investment funds without interest).

If we do not complete the Film on schedule or within budget, our ability to generate revenue will be diminished or delayed. The process of producing and distributing a film is inherently unpredictable. Our success depends on our ability to complete the Film on schedule and within budget. Our ability to adhere to our schedule and budget will depend upon many factors that are not necessarily within our control, including but not limited to: (i) whether we can attract suitable production and creative staff within the budget; (ii) the timing of the availability of principal cast members; (iii) the continued availability of selected directors, producers, actors and other key personnel; (iv) delays caused by unpredictable weather; (v) the availability and affordability of desirable locations; and (vi) our ability to secure appropriate facilities for post-production work in a timely fashion. Therefore, we cannot be certain that production of the Film will occur on schedule or within budget. If we are forced to exceed our production budget due to unforeseen problems, we may be required to raise additional capital in the form of short-term debt or equity. There can be no assurance that we will be able to secure additional debt or equity capital, or that approvals will be obtained to raise more equity. Additionally, if we do not complete the Film on schedule, its distribution will be delayed and it will increase the time before we begin to generate revenues, which may reduce the ultimate financial return to investors.

Forecasting film revenue and associated gross profits from the Film prior to release is extremely difficult and may result in significant write-offs. We are required to amortize capitalized film production costs over the expected revenue streams as we recognize revenue from the Film. The amount of film production costs that will be amortized each quarter depends on how much future revenue we expect to receive from the Film. Unamortized film production costs are evaluated for impairment each reporting period. If estimated remaining revenue is not sufficient to recover the unamortized film production costs, the unamortized film production costs will be written down to fair value. In any given quarter, if we lower our previous forecast with respect to total anticipated revenue from the Film, we would be required to accelerate amortization of related film costs. Such accelerated amortization would adversely impact our business, operating results and financial condition.

The success of any film is primarily dependent on audience acceptance of such film and, if theatrically distributed, on domestic theater performance, which are extremely difficult to predict. It is therefore likely that our revenue stream will be difficult to predict. We cannot predict the economic success of the Film because the revenue derived from the distribution of a film (which does not necessarily bear any correlation to the production or distribution costs incurred) depends primarily upon acceptance by the public, which cannot be accurately predicted. The economic success of a film also depends upon the public's acceptance of competing films released in the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. The reaction of critics and the general audience to the Film will be unpredictable. Any film's success is heavily dependent on positive "word-of-mouth." The health of the economy, current events and changing consumer tastes could all affect the "word-of-mouth."

Additionally, the economic success of a theatrically distributed film is dependent on its domestic theater performance, which is a key factor in predicting revenue from other distribution channels and is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and the effective marketing of the film. If we are unable to accurately judge audience acceptance of the Film or to have the Film effectively marketed, the commercial success of the Film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, there can be no assurance that the Film will generate enough revenue to offset its production, distribution and marketing costs, in which case we would not receive any net receipts for the Film.

If we are unable to attract creative talent, the quality and/or commercial success of the Film may decline. We believe the success of a film is tied closely to recruiting high-quality creative personnel for production. In addition to our management team, we will require many other highly skilled creative and production personnel, including actors, directors, cinematographers, editors, costume designers, set designers, sound technicians and lighting technicians. Although we expect to find high quality candidates to fill these positions, competition for these quality creative artists is intense and they may be unwilling to work for us under acceptable terms. Since the quality and success of a film is largely dependent on the artists who created it, our inability to attract first-rate creative talent could cause the quality and/or commercial success of the Film to decline. In addition, many of these positions could require us to hire members of unions or guilds. As a result, our ability to terminate unsatisfactory or nonperforming workers could be adversely affected by existing union or guild contracts and regulations. This could delay production of the Film and significantly increase costs.

If we are unable to securing a negative pick-up deal for the Film, we may be unable to commercialize the Film, or such commercialization may be delayed. Commercialization of the Film will involve either a negative pick-up deal in which a studio agrees to purchase the Film from us at a given date and for a fixed price, or our entry into various distribution arrangements. If we are unable to secure a negative pick-up deal on terms acceptable to us, we will have to negotiate various distribution arrangements, which could delay the commercialization of the Film.

If we distribute the Film theatrically, we will be dependent on the activities of significant exhibitors and other distribution channels. If we distribute the Film theatrically, our ability to successfully exploit the Film will be dependent on the contractual arrangements and other relationships we have with film exhibitors, home entertainment retailers and rental outlets, and broadcasters or other distribution media. For many of the distribution platforms through which a film distributor releases films, certain key chains and operators in a territory exercise significant control over access to the relevant distribution media. Additionally, as a result of changes in the theatrical exhibition industry, including reorganizations and consolidations, the number of available screens may decrease, thus reducing the number of films that may be distributed in the market at any one time. If the number of screens decreases, theatrical box office receipts may also decrease. Similarly, the ability to secure "shelf space" and other premium distribution opportunities with major retailers or video outlets directly affects the ability to drive higher sell-through or rental revenues. Accordingly, any failure by a film distributor to develop or maintain its relationships with important market participants in its distribution channels could have a material adverse effect on our business.

If members of our social network do not participate in marketing the Film at expected levels, the commercial success of the Film could be adversely impacted. The social networking component of our website is an integral part of our business model. We intend to engage members of our website to assist us in marketing the Film through viral marketing campaigns, as well as various marketing initiatives. If we are unable to attract and maintain users, or if such users do not participate in our marketing efforts at anticipated levels, the effectiveness of our user-based marketing campaigns would be significantly decreased, and our revenues and profitability could be adversely affected.

Our revenue and profitability may be negatively affected by advances in technology that create alternative forms of entertainment. The entertainment industry in general and the film industry in particular continue to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology and shifting consumer tastes, we cannot accurately predict the overall effect that such changes may have on the potential revenue from, and profitability of, the Film.

Film piracy may adversely affect our ability to maximize our revenues. Piracy of films, including digital and Internet piracy, may decrease revenue received from the exploitation of the Film. Film piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of films into digital formats, which facilitates the creation, transmission and sharing of high quality unauthorized copies of films in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free TV and the Internet. Unauthorized copying and piracy are prevalent in territories outside of the U.S., Canada and Western Europe and in countries where we may have difficulty enforcing our intellectual property rights. The Motion Picture Association of America, the American Motion Picture Marketing Association, and the American Motion Picture Export Association monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, some of these trade associations have enacted voluntary embargoes on film exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing film piracy. In addition, the U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make appropriate efforts to prevent copyright infringements of U.S. produced films. There can be no assurance, however, that voluntary industry embargoes or U.S. government trade sanctions will be enacted or, if enacted, effective. If enacted, such actions could impact the amount of revenue that we realize from the international exploitation of the Film depending upon the countries subject to such action and the duration and effectiveness of such action. If embargoes or sanctions are not enacted or if other measures are not taken, we may lose an indeterminate amount of additional revenue as a result of film piracy.

The Film may be subject to ratings restrictions and censorship due to mature themes which would reduce our ability to commercialize the Film. We intend to produce the Film in such a manner that it will ultimately receive a rating classification from the MPAA no more restrictive than "R." However, the Film may contain mature themes, and it is difficult to predict how the MPAA will ultimately classify the Film. If the Film does not initially obtain a rating no more restrictive than "R," then we will need to make revisions before exhibiting the Film, further adding to its expenses and potentially adversely affecting the artistic quality or commercial appeal of the Film.

Risks Associated with this Offering

Investors' receipt of returns from the Film, if any, may be delayed due to the long-term nature of film projects. The production and distribution of a film involves the passage of a significant amount of time. Pre-production on a film may extend for several months or more. Principal photography may extend for several weeks or more. Post-production may extend for several months or more. Distribution and exhibition of films generally and of a film in particular may continue for years before profits may be generated, if at all, and proceeds are distributed to investors, if any.

Investors in this offering are likely to lose their entire investment if the Film is unsuccessful. We will only produce one film. Producing the Film requires that we spend significant funds based entirely on our preliminary evaluation of the Film's commercial potential. It is impossible to predict the success of any film before its production starts, and the Film may be commercially unsuccessful. If the Film is unsuccessful and we are therefore unable to generate revenues, investors in our Class B Shares will likely lose their entire investment in our Class B Shares.

Since the Management Company will exercise control over all of our voting stock, the Management Company may vote such stock in a manner contrary to the wishes of a majority of our investors. In general, all management decisions are entirely within the Management Company's control and at times the interest of the Management Company may conflict with the interest of other stockholders of our company. Except as required by law our corporate documents do not require approval from holders of our Class B Shares for any decision presented to our stockholders. The Management Company will hold the Class A Share, entitling it to decide all matters presented to our stockholders. The Management Company will therefore have control over all business decisions and all matters requiring stockholder approval, and may exercise that control in a manner contrary to the wishes of a majority of the holders of Class B Shares.

Because our management may face numerous potential conflicts of interest, the protection of your interests may be compromised. The Management Company and the Management Company Executives will concurrently provide management services to other entities (including film and production companies) in various capacities. This means that they will likely encounter certain conflicting demands on their time. In addition, various conflicts of interest may develop because of transactions between our company and the Management Company or its affiliates (including without limitation the Management Company Executives), and transactions and arrangements in which the Management Company and its affiliates are involved. Management's duties with our company will require that they contract with distributors, cast members and others that they may have had arrangements with in the past and will likely have arrangements with in the future. While our management has a duty to represent and uphold the interests our company, and they have every intention of doing so, our management may nonetheless encounter situations where it would be in their best interest for future endeavors, not affiliated with our company to provide more favorable terms to other persons or entities in order to maintain or enhance future working relationships. In the event that our management provides such favorable terms or otherwise acts to enhance or protect future working relationships, such activities could have a detrimental effect on our profitability.

Additionally, the Management Company will be entitled to seek additional financing for the Film through other entities involving other investors and financing sources in the event that we require additional proceeds to complete commercialization of the Film. In negotiating the terms of any such additional financing, the Management Company may negotiate more favorable terms for the new investors than the terms made available to holders of our Class B Shares, or may negotiate terms that are favorable to the Management Company and its affiliates but relatively unfavorable to holders of Class B Shares.

Your investment may be held in escrow for an extended period due to difficulties or delays in entering into distribution deals and other similar arrangements. A paying agent will hold the funds you invest in escrow until this offering is completed. Since our business plan contemplates that we will finance a significant majority of the Film's production budget through our entry into arrangements pursuant to which we will receive cash advances in exchange for future rights to exploit the Film, including without limitation licensing and/or selling distribution rights and other similar arrangements, we may not complete this offering (and will return your investment funds without interest) if we are unable to raise sufficient capital through such arrangements. We may encounter difficulty entering into such arrangements for a variety of reasons, including without limitation, our inability to convince potential partners of the Film's future success. Accordingly, until we have either raised sufficient capital through such arrangements (as determined in the sole discretion of our management) and elect to complete this offering, or decide to terminate this offering (and to return your investment funds without interest), the paying agent will hold your investment funds in escrow. We may not decide whether to complete or terminate this offering until several months after its commencement.

Restrictions on transferability will limit the liquidity of an investment in our Class B Shares. Holders of Class B Shares will agree, pursuant to the subscription agreement through which they purchase such shares, not to transfer such shares without our prior written consent except by will or intestacy, and to our imposition of stop orders with the transfer agent for Class B Shares to prohibit unpermitted transfers of such shares. There is no public market for our Class B Shares and none is expected to develop. Consequently, investors may not be able to liquidate their shares prior to the redemption of the Class B Shares or the termination of our company and must be prepared to bear the risks of owning our Class B Shares for an extended period of time. A subscription for our Class B Shares should be considered only by persons financially able to maintain their investment indefinitely and who can afford a substantial or complete loss of their investment.

Investors will not receive a return on their investment until all production and distribution costs are paid. Proceeds generated from a negative pick-up deal or other distribution arrangements for the Film will be allocated first to pay the costs of producing and distributing the Film, and related expenses, and thereafter to investors in our Class B Shares. If the proceeds we generate from the sale or distribution of the Film are insufficient to cover production and distribution costs, Investors will not receive a return on their investment.

We do not expect to pay any cash dividends on our Class B Shares for the foreseeable future. We do not anticipate paying any cash dividends on our Class B Shares for the foreseeable future. Accordingly, subject to applicable restrictions on transfer, you may have to sell some or all of the Class B Shares that you own in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our Class B Shares and may lose some or all of your investment. Any determination to pay dividends in the future on our Class B Shares will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors that our board of directors deems relevant.

Systems failures and delays could materially harm our business. We plan to receive and process investments through a variety of electronic mediums, including the Internet (including our own and third-party websites) and mobile applications. These methods of accepting investments are heavily dependent on the integrity of the electronic systems supporting them. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. Our success will depend upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure and could face similar outages and delays in the future. Outages and delays are likely to affect the level of Internet usage and the processing of transactions on our website. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards to handle increased levels of activity. The failure to develop and maintain the Internet infrastructure could have a material adverse effect on our business, financial condition and results of operations.

In addition, our systems and operations are vulnerable to damage or interruption from human error, natural disasters, power loss, computer viruses, intentional acts of vandalism and similar events. If any of these events were to occur, we could suffer a loss of clients or a reduction in the growth of our client base, increased operating expenses, financial losses, additional litigation, or other client claims, and regulatory sanctions or additional regulatory burdens.

General Risks

Our limited operating history makes it difficult to predict whether we will operate profitably. We are a newly formed entity and have no financial or operating history upon which investors can evaluate the likely success or the performance of our company. Our future prospects must be weighed against the risks and difficulties frequently encountered by companies in the early stages of a business enterprise. We cannot provide any assurances that we will be successful in addressing these risks or achieving our objectives. The past performance of our officers and directors or the entities they have managed is not indicative of our future success.

The loss of our management team would have an adverse effect on our ability to execute our business plan. Our success will depend upon the ability of our officers and directors to manage our affairs in a manner such that we achieve our business objectives. If our officers and directors were to become unable to participate in our management, the consequences to us would be material and adverse and could lead to our premature termination.

We may be unable to compete successfully against existing and future competitors, which could decrease our revenue and margins and harm our business. The film industry is highly competitive. Our future growth and financial success depend on our ability to successfully commercialize the Film. Some of our competitors have longer operating histories, greater name and brand recognition, significantly greater financial, technical, sales, and marketing resources, and engage in more extensive research and development than we do. There can be no assurance that we will be able to successfully compete against our competitors.

Breaches in our Internet security measures could result in additional operating costs and a consequent reduction in our profitability. The secure transmission of confidential information over public networks is a critical element of our operations. Despite our preventative efforts, our websites may be vulnerable to criminal access, computer viruses, and other security problems. Persons who circumvent security measures could wrongfully use our confidential information or the confidential information of our clients, or cause interruptions or malfunctions in our operations. We may be required to expend significant additional resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. We may not be able to implement security measures that will protect against all security risks.

OFFERING

We are offering for sale to investors up to 66,666 Class B Shares, comprising two-thirds of our authorized Class B Shares, at a per share purchase price of $30.00 for gross proceeds of up to $1,999,980. We may complete the offering for a lower amount in our discretion. The Class B Shares are not entitled to vote on any matters presented to our stockholders except as required by law, will receive dividends when, as and if declared by our board of directors out of legally available funds, are redeemable at our option after the third anniversary of the closing of this offering at a per share price equal to the par value of a Class B Share, are not transferrable without our consent except by will or intestacy, and will participate in the distribution of proceeds upon the liquidation or dissolution of our company on a pro rata basis with the Class A Share.

PLAN OF DISTRIBUTION

We intend to receive and process investments through a variety of electronic mediums, including the Internet (including, without limitation, through our website and search based advertising), wireless web, and personal digital assistants to residents of the following states: California, New York and Pennsylvania. Prospective investors will have access to the offering circular through our website, www.elchupacabramovie.com.

Once the offering is declared effective by the SEC and target registration states, we are permitted to generally solicit investors who reside in those states by use of various public relations, social networking and advertising mediums. We plan to primarily use the Internet through a variety of existing Internet advertising mechanisms to solicit interest in our offering. These mechanisms will include write-ups on influential cinephile sites, advertisements on partnering sites such as GeekWeek.com, word-of-mouth on social media platforms such as Twitter, Facebook and MySpace, and the distribution of digital comics on platforms such as LongBox to create awareness for the Film and its characters. As a result, it is anticipated that Internet traffic will arrive at our website where prospective investors, who must register on our website and live in jurisdictions where our Class B Shares are permitted to be offered and sold, can find additional information on the production of the Film and may initiate a purchase of our Class B Shares in compliance with a subscription agreement. The investing section of our website will be coded to only allow access to those prospective investors that reside in jurisdictions, and meet the applicable state-specific suitability standards, where the offering is qualified. Prospective investors must provide their addresses and zip codes. If a zip code does not match that of a jurisdiction where the offering is permitted, access is denied. Once the prospective investor determines that they want to invest, a cross reference is done with the billing address used for the debit card and the address originally provided. If the addresses do not match, then the transaction is canceled.

We will engage a paying agent for purposes of processing payments and concluding sale transactions on the Internet, and investment funds will be escrowed with the paying agent until our managers believe, in their sole discretion, that we have entered into arrangements to provide a sufficient amount of cash advances to fund a significant portion of the Film's production budget, and, thereafter, take steps to complete this offering.

The offering circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on our website.

USE OF PROCEEDS TO ISSUER

We will receive gross proceeds of up to $1,999,980 from this sale of our Class B Shares. Management presently anticipates that the net proceeds will be applied to fund our ongoing operations, including:

Offering Expenses. This includes legal and accounting costs and expenses incurred by the Management Company related to this offering, and is expected to be approximately $75,000.

Business Expenses. This includes costs related to salaries, accounting fees, travel expenses, and the development of the script. We expect to recoup production costs through tax incentives provided by the State of New Mexico for filming in New Mexico, and through various post-production incentives.

Legal Expenses. We will incur legal fees related to our operation and general corporate matters. These fees are estimated to be $25,000 for the first 12 months of operation.

Marketing Campaign. This includes funds to be used for a marketing campaign leading up to the launch of the Film, as well as various marketing initiatives through our website. Users will be given promotional prizes as well as cash prizes (part of the funds allocated towards marketing) to sell DVD's and movie tickets on their profiles and to engage their communities, online and offline, in the various marketing programs associated with the Film. This money could even be used for digital programming. For example, if someone wins a competition, we can use these dollars to create a reality show for our website where we videotape the winner when they arrive to Los Angeles, attend the premier, etc. This is just one example of a marketing initiative that could be undertaken with these dollars.

Working Capital. The remaining net proceeds from the sale of our Class B Shares will be allocated to such working capital and capital expenditures as management may deem necessary or appropriate, including without limitation, production costs and the repayment of advances under arrangements regarding future rights to exploit the Film.

DESCRIPTION OF BUSINESS

Generally

We were formed on March 23, 2010 for the single purpose of producing and commercializing a feature film tentatively titled "El Chupacabra." We will own all rights to the Film through arrangements we have with certain writers and producers. We may also separately obtain rights to additional literary and dramatic materials for a similar project from an independent film production company pursuant to an option/quitclaim agreement. We plan to utilize the funds from this offering to produce the Film, to pay for expenses associated with the commercialization of the Film including various marketing and promotional initiatives, and for general working capital purposes.

Once the script for the Film has been developed, we will meet with industry recognized distributors with whom we have established a relationship, including Screen Gems, Paramount, Lions Gate, Sony Pictures Entertainment, Summit Entertainment, 20th Century Fox, New Regency and others to put in place either a negative pick-up deal or a distribution agreement which should alleviate production, development, and completion costs. A negative pick-up deal refers to an arrangement in which a studio agrees to purchase the Film from us at a given date and for a fixed price. Under a distribution agreement, we will seek to successfully license the Film's distribution rights.

Exhibitors typically retain approximately 50% of the gross proceeds collected at the box office and, while it is not uncommon for independent producers to negotiate lower distribution fees as a result of producing a film independently, distributors usually attempt to retain 30%-40% of the remaining box office as a distribution fee. In addition, costs associated with prints and advertising are usually deducted from any returns that might otherwise go to an independent producer. While successfully selling or licensing the Film's distribution rights is critical to the commercial success of the Film, we cannot guarantee that the Film will receive distribution, or if it does, whether the terms of the distribution agreement will result in proceeds sufficient to cover the costs of the Film.

Taken collectively, the amount of revenues carved out from the theatrical box office will likely have a significant impact on our theatrical box office returns where we license distribution rights. It is therefore difficult for an independent film, such as ours, to achieve profitability through licensing theatrical rights alone. This is the primary reason why the terms of a distribution agreement which pertain to ancillary revenue streams, such as international distribution, home video and television, are essential.

Our website will offer free advertising and exposure for the Film, which will allow the distributor to streamline its marketing costs due to the anticipated efforts of a multitude of self-interested marketers (i.e. members of the social networking component of our website). We intend to engage our online community by, for example, hosting contests where users are rewarded for selling the most movie tickets through their profile. The distributor will gain the advantage of having the public both financially and emotionally invested in the Film, securing an audience before the Film's release. We anticipate that any agreement with a distributor will be contingent upon our raising sufficient funds to produce and develop the Film. The partnering distributor will cover the costs of making copies, or prints, of each film and of traditional advertising for each film, including marketing and distribution across all mediums (e.g., theatrical, DVD, video-on-demand, and television).

We will attempt to negotiate a negative pick-up deal or a distribution arrangement that we believe will best maximize the returns to our stockholders. However, if we are unable to negotiate terms of a negative pick-up deal or distribution agreement which are acceptable to us, we may elect to forego theatrical distribution and license the Film directly to pay cable or home video. While films that forego theatrical distribution typically generate significantly less revenue than those that are released into theaters, the promotional and advertising costs for such films are typically significantly lower than those released theatrically. Our management will weigh, among other factors, this revenue-cost tradeoff in deciding how to best commercialize the Film.

To ensure the funds raised in the offering are properly allocated, we will engage an experienced line producer who will assist in the budgeting of the Film. Additionally, a completion bond will be obtained for the Film.

We will finance the production and development of the Film using a combination of negotiated transactions and public financing (including this offering). Since our business plan contemplates that we will finance a significant majority of the Film's production budget through our entry into arrangements pursuant to which we will receive cash advances in exchange for future rights to exploit the Film, including without limitation licensing and/or selling distribution rights and other similar arrangements, we may not complete this offering (and will return your investment funds without interest) if we are unable to raise sufficient capital (as determined in our management's sole discretion) through such arrangements. If we complete this offering, investors in the Film will realize a financial return through participating in the distribution of Gross Receipts. "Gross Receipts" means revenues less production, distribution and operating costs. The portion of Gross Receipts distributed to investors will vary depending on the Film's profitability.

We may also generate revenues through separate subscriptions to our website. For a monthly subscription fee, paying subscribers will receive, among other items, access to a password-protected "Producer Page." The Producer Page will include a filmmakers blog, a forum for user-to-user discussion, as well as a venue to participate in various competitions centered around the theme of the Film and around the various marketing initiatives created to drive awareness for the Film. Competition winners will be awarded with, among other things, visits to the Film's set, tickets to screenings and premiers, free merchandise (t-shirts etc.), and special thanks in the credits. We also plan on releasing exclusive behind-the-scenes footage, as well as professionally produced shorts to paying subscribers with the intention of those parties distributing said content to their friends on other social networks such as Facebook and Twitter. Lastly, our paying subscribers will have the ability to sell movie tickets, DVDs and other Film merchandise through their profiles on our website in order to win various awards and even cash prizes.

While we have assembled a creative team that we believe is qualified to produce a high-quality film, predicting the success of a film is difficult and highly subjective, as it is not possible to accurately predict audience acceptance of a particular film.

We currently have no employees.

Management

Our business, property and affairs are currently managed by the Management Company Executives. The Management Company holds the Class A Share, the only outstanding share of our voting equity, which it received in consideration for its contribution and assignment to us of (i) all literary and dramatic materials owned by it relating to the Film including, without limitation, that certain Deal Memo dated as of February 15, 2010 between the Management Company and Adam Mortimer and all Intellectual Property associated therewith, and all Intellectual Property associated with the Film, (ii) all other assets of the Management Company related to the Film, and (iii) working capital in the amount of $20,100. The Management Company is currently managed by the Management Services Executives. Dennis Stratton and Zack Roth are expected to be producers of the Film. Pursuant to the Management Services Agreement, the Management Company is loaning out the services of the Management Company Executives to us in connection with, among other service categories, Overhead Services, Operations, Marketing, Website, Accounting, Information and Data Systems, Tax Returns, Financial Statements, Budgets & Forecasts, Compliance and Insurance, in the following capacities:

Dennis Stratton	Co-Chief Executive Officer & Director
Zack Roth	Co-Chief Executive Officer & Director
Roy Klabin	Chief Digital Content Officer & Director

The biographies of the Management Company Executives are included in the section titled "Directors, Executive Officers and Significant Employees." The Management Company may also loan out the services of other personnel to us in connection with producing the Film and managing the related website.

The Management Company was formed to operate two business units – a production company unit that will manage the production of low-budget feature films, and a website unit that will manage the participation by members of the public in the production and marketing of films through social networking and collaboration. The Management Company and the Management Company Executives may face potential conflicts of interest since they will concurrently provide management services to other film and production companies in various capacities. These potential conflicts of interest are discussed in greater detail in the section entitled "Risk Factors."

As compensation for the services rendered under the Management Services Agreement, the Management Company will be entitled to receive, on the last day of each calendar month during the term of the Management Services Agreement after the commercial release of the Film, a service fee equal to all of the proceeds generated from the commercialization of the Film, after accounting for production, distribution and operating fees and expenses, distributions to holders of Class B Shares and distributions to other parties granted participation rights in the net proceeds of the Film. Pursuant to the Management Services Agreement, we have also agreed to reimburse the Management Company for expenses it will incur in connection with our offering of Class B Shares.

Production Operations

We will manage production of the Film through the four phases prior to its initial release -- development, pre-production, principal photography and post-production.

Development. We are currently involved in the development phase of the Film. As previously discussed we will own all rights to the Film through arrangements we have with certain writers and producers. We may also separately obtain rights to additional literary and dramatic materials for a similar project from an independent film production company pursuant to an option/quitclaim agreement. Upon completion of the offering we will finalize development of the script and will hire an experienced line producer to produce a detailed budget and schedule for making the Film.

Pre-production. The pre-production phase of the Film will begin as soon as is practical after the successful completion of this offering and a final budget, and subject to finalizing the availability of key cast members. We will begin pre-production by casting the performers in the Film. Once casting is final we will obtain any required production related insurance policies which are customary in the industry. We will then select our filming locations, secure any necessary facilities or stages, and hire our remaining production personnel.

Principal photography. Subject to finalizing locations for the scenes of the Film, which will depend on weather conditions, budgetary considerations, labor regulations, insurance requirements, requirements of our completion bond, creative preferences and the availability of production resources, we will commence photographing each of the scenes of the Film.

Post-production. During the post-production phase, the footage photographed during principal photography phase will be assembled, edited and integrated with sound, titles and special effects, to prepare the Film for exhibition.

The relative costs for each of these phases varies widely from project to project, so a typical film budget breaks down expenses into "above-the-line" and "below-the-line" costs. Above-the-line costs include most development costs, intellectual property costs, costs relating to the producer, costs relating to the director, and talent costs.

The production and post-production phases account for the majority of the below-the-line costs.

We anticipate that we will require approximately several months to complete pre-production, principal photography and post-production. Because it is impossible to predict the availability of key talent, weather conditions, and the timing of the completion of this offering, it is impossible to accurately predict the date of the completion of the Film.

Budget Contingencies. We will be required to spend significant funds to produce the Film before we can generate any revenues. We anticipate that the funds raised in this offering along with funds we have raised in negotiated transactions will be sufficient to produce the Film and to pay for any administrative expenses associated with operating our company. However, the amount budgeted for the Film may be insufficient as a result of:

- our inability to obtain actors or other independent contractors in accordance with the budget;
- labor difficulties;
- key personnel becoming unavailable within our schedule; or

- a decision to self-distribute the Film or otherwise incur a portion of the expenses related to the distribution of the Film.

As a result, we intend to include a contingency in our production budget to cover unforeseen expenses. This contingency typically ranges from 5% to 10% of a film's estimated budget, and we have elected to reserve a contingency of approximately 10%.

If our budget is insufficient to complete the Film we may be forced to raise additional capital. To raise additional equity or convertible debt funding, we may need to obtain stockholder approval to amend our certificate of incorporation to increase the number of authorized shares of capital stock. If we are unable to raise additional financing on acceptable terms, we may be unable to complete the Film and sell or license it for distribution.

The Completion Bond. To minimize the risk of budget overruns and to add an additional level of protection for investors, we intend to obtain a completion bond before we produce the Film. A completion bond is a form of insurance which provides that, should the producers run into significant problems completing the Film, the bond company would:

- advance any sums in excess of the budget required to complete and deliver the Film;
- complete and deliver the Film itself; or
- shut-down the production and repay the financier all monies spent thus far to produce the Film.

In addition to ensuring that the Film is completed within budget, the bond company will also be responsible for ensuring that the Film is delivered to us within a pre-determined schedule, follows the script and is technically suitable for exhibition in theaters. The bond company will place certain restrictions and limitations on us to ensure that the production is following a pre-determined schedule. For example, the completion bond agreement will contain a cash flow schedule that sets forth the timing and amounts of cash advances required to finance production of the Film. We will be required to deposit funds in a specific production account in accordance with this cash flow schedule.

The completion bond company will have the right to take over our production if they determine that the Film is significantly behind schedule or over budget, or that the production is otherwise not proceeding in a satisfactory manner. This will include the right to replace any member of our production team. The involvement of the completion bond company comes to an end when the Film is delivered, or production monies are refunded, in accordance with these parameters.

To obtain a completion bond from a reputable company, we will be required to submit our budget, script, shooting schedule and other production elements for their analysis and approval. Typically, a completion bond cannot be issued until all material aspects of the production have been determined, such as final locations, cast and crew. These aspects will be determined throughout our pre-production and prior to our spending monies for principal photography. Once these elements have been determined and we have negotiated the financial terms of the bond, we intend to commence production.

A completion bond will be subject to a number of important limitations and will not reimburse us for losses that result from certain occurrences. These include but are not limited to losses related to:

- distribution expenses;
- residual payments due to creative guilds, such as the Screen Actors Guild;
- gross or net profit participations granted as contingent compensation to actors or production personnel;
- elements of the Film that are not included in the approved screenplay, budget or production schedule;
- our insolvency;
- our committing illegal or fraudulent acts;
- our violation of any collective bargaining agreements;
- our failure to obtain any necessary rights to use copyrighted works, such as music;
- our failure to obtain required insurance coverage;
- our failure to fulfill any conditions required by cast members that causes them to abandon their commitment to the Film;
- currency fluctuations in the event that we produce the Film in another country, such as Canada;
- natural disasters; or
- acts of war.

Any losses that might result from these events would not be covered by a completion bond and would harm our operating results. It is also important to note that the completion bond company does not, in any way, guarantee the commercial or artistic success of the Film.

The above does not represent a complete description of a typical completion bond and the final terms of any agreement will be subject to negotiation. We do not anticipate any difficulty in obtaining a completion bond for the Film. However, in the event that we are unable to obtain a completion bond on acceptable terms, we intend to liquidate our company and distribute our remaining assets to our stockholders.

Industry Compensation Arrangements

Most of the creative and production personnel that work on a movie are short-term employees or "for hire" contractors who are compensated for their services at a predetermined rate. It is also customary in the film industry to pay contingent compensation over and above these fees to certain key employees and contractors. Customary contingent compensation arrangements in the industry include fixed deferrals, residual payments and gross or net profit participations.

Fixed Deferrals. Key creative personnel, including the director, producer, writer and actors, often negotiate fixed deferral payments of flat fees tied to a film's financial returns. We have not granted any fixed deferrals and have no plans to do so.

Residual Payments. The principal collective bargaining organizations for personnel within the movie industry are: the Directors Guild of America, or DGA; the Writer's Guild of America, or WGA; the Screen Actors Guild, or SAG; the American Federation of Musicians, or AFM; and the International Alliance of Theatrical Stage Employees, or IATSE. When a movie producer involves members of these organizations in a film, they are required to comply with certain residual payment obligations. These obligations are set forth in agreements between these organizations and the Alliance of Motion Picture and Television Producers (which represents the major studios) and provide that a percentage of a film's gross revenues in certain markets must be paid to these organizations for the benefit of their members.

We may be required to accrue and pay standard residual payments based on the collective bargaining agreements associated with our creative team. These residual payments are based upon gross revenues in certain markets and may therefore, depending upon our distribution arrangements, reduce our revenues in various markets and release windows. It is difficult to predict the specific impact on our overall returns as we have no way of predicting which release windows and which markets will achieve what relative levels of revenues, nor can we predict whether our arrangements with distributors might provide for flat fees or advance payments which would reduce or eliminate the impact of these residual obligations.

Profit Participations. The last form of contingent compensation is a "profit participation", which entitles the recipient to additional compensation based on the financial performance of a particular film. Granting profit participation to certain key creative personnel is common for both larger studio films as well as smaller independent films. For independent movies, such as the Film, this form of contingent compensation is critical to attract quality creative personnel who work for less upfront compensation than they otherwise might receive on a larger, more costly movie. By paying this contingent compensation, producers are able to attract these high quality creative personnel while simultaneously reducing the upfront costs.

Profit participations are typically "gross" or "net". Gross profit participation, granted in extremely rare cases where the importance of the actor or director is critical, is calculated based on gross revenues before any costs (such as, distribution fees, financing costs and other corporate costs) are deducted. Net profit participation is far more common, and is the arrangement we will be using to pay contingent compensation. Net profit participation is calculated based on net revenues after deducting certain costs of a film, including distribution fees, financing costs and general corporate expenses. Thus, a gross profit participation receives a percentage of the first dollar received by a film before any costs are deducted, while a net profit participation receives a percentage of revenue remaining after certain costs are deducted.

We do not intend to grant or pay gross profit participation to anyone. We will, however, pay net profit participation to our key creative personnel. This form of contingent compensation will constitute varying percentages of our "adjusted cash balances," referred to in certain of our agreements as our Gross Receipts (based on the portion thereof to be distributed to holders of Class B Shares), which will consist of the cash available to us after paying all film, general and administrative and other corporate costs, income taxes, and reserving for any additional foreseeable contingent liabilities.

We will enter into net profit participation agreements with various members of our creative and management team including, among others, Dennis Stratton and Zack Roth. In total, we will grant to persons who will manage our company and work on (or perform in) the Film, net profit participations amounting to that percentage of our Gross Receipts equal to 100% of such Gross Receipts less distributions to the holders of Class B Shares, as described in the cash flow distribution model set forth below.

Our contingent compensation arrangements will require performance of duties under applicable contracts and will be forfeited in the event of non-performance or other circumstances. In the instance of forfeiture, this compensation could be granted to other persons who make up the production or management team.

Cash Flow Distribution Model

We will pay all production, distribution and operating fees and expenses (including without limitation fees and expenses advanced by the Management Company) from gross revenues prior to making any other distributions. After we have accounted for all production, distribution and operating costs, the remaining Gross Receipts will be distributed amongst holders of our Class B Shares on the one hand, and producers on the other. Producers may include, without limitation, the Management Company, Dennis Stratton, Zack Roth, the director of the film, key creative personnel and other parties to whom we have granted net profit participation rights, and fees to our producers will be payable pursuant to the Management Services Agreement and other contractual arrangements pursuant to agreements with our other producers. Until such time as holders of our Class B Shares have achieved a return of their original investment ("break-even"), we will distribute 99% of Gross Receipts to holders of Class B Shares and 1% of Gross Receipts to the Management Company and other producers. After break-even and until such time as holders of our Class B Shares have achieved a return of 20% in addition to their original investment, we will distribute 80% of Gross Receipts to holders of Class B Shares and 20% of Gross Receipts to the Management Company and other producers. After holders of our Class B Shares have achieved a return of 20% in addition to their original investment and until such holders achieve a return of 100% in addition to their original investment, we will distribute 70% of Gross Receipts to holders of Class B Shares and 30% of Gross Receipts to the Management Company and other producers. After holders of our Class B Shares have achieved a return of 100% in addition to their original investment and until the redemption of the Class B Shares, we will distribute 20% of Gross Receipts to holders of Class B Shares and 80% of Gross Receipts to the Management Company and other producers. We believe that the distribution of Gross Receipts as described above represents a more favorable distribution structure than typically provided to investors in the film industry.

The following chart illustrates the possible cash flow we anticipate for from the Film. This is a simplified overview of a very complex process and does not take into account certain intricacies, such as tax laws, any residual payment obligations we may be required to pay creative guilds, or any amounts we will be required to set aside to pay any anticipated claims against our company. We cannot be certain that there will be any assets available for distribution to our investors if we decide to dissolve, or that any such distributions will allow our investors to recover the full amount of their investment. Nonetheless, we feel it may be useful to potential purchasers of Class B Shares to present the following flow-chart.

REVENUES

(CONSISTING OF)

NEGATIVE PICK-UP DEAL	THEATRICAL/BOX OFFICE	DVD/VIDEO SALES & RENTAL	PAY & OTHER TELEVISION	OTHER/ANCILLARY

LESS

PRODUCTION, DISTRIBUTION AND OPERATING COSTS (FEES AND EXPENSES)

RESULTING IN

PROCEEDS (GROSS RECEIPTS)

SUBSEQUENTLY DISTRIBUTED AS FOLLOWS

	CLASS B SHARES	MANAGEMENT COMPANY AND OTHER PRODUCERS
THROUGH BREAK-EVEN	99%	1%
AFTER BREAK-EVEN THROUGH 20% ADDITIONAL RETURN	80%	20%
AFTER 20% ADDITIONAL RETURN THROUGH 100% ADDITIONAL RETURN	70%	30%
AFTER 100% ADDITIONAL RETURN	20%	80%

Special Considerations for our Investors

It is typical in film production to provide investors and other financiers negotiated 'soft' considerations as a condition of investment. These considerations usually include some sort of screen credit and access to special events, such as a premiere. We intend to pursue such considerations on behalf of our investors. For instance, we intend to list the names of investors in this offering on any eventual DVD release of the Film. In addition, we intend to provide premiere screenings of the Film after its completion (and in advance of any theatrical release) to stockholders of record at the time of these potential screenings. Screenings may be provided by us in conjunction with certain company corporate events (such as the annual meeting of our stockholders), in conjunction with potential film festival appearances, or sponsored by a potential distributor as part of the Film's marketing strategy.

However, because we are financing the Film through this public offering, there will be more investors than are typical in a film production. Therefore, while we intend to pursue these incidental benefits in good faith on behalf of our investors, it is impossible for us to know if an eventual distributor will object to either listing investor's names in the credits of the DVD or providing advance screenings.

In the event that a potential distributor objects to either strategy, or we do not have the financial wherewithal to provide any such items ourselves, these special considerations may not occur. Additionally, we intend to forego any such 'soft' considerations if we believe they will negatively impact our finances by, for instance, limiting our potential distribution partners.

Website Operations

Our website will contain a social networking component. Unlike most social networking sites, ours will offer a means to an end – the opportunity to participate in various stages of the development and production of the Film. Our website will complement our production activities by leveraging our online user community to create grass roots campaigns for the Film. The Management Company will operate our website using certain intellectual property currently owned by and licensed from an entity affiliated with an immediate family member of Roy Klabin, our Chief Digital Content Officer.

All investors will have access to a password-protected "Producer Page" (paying subscribers who are not investors will also have the opportunity to access this page). The Producer Page will be include a filmmakers blog, a forum for user-to-user discussion, as well as a venue to participate in various competitions centered around the theme of the Film and around the various marketing initiatives created to drive awareness for the Film. Competition winners will be awarded with, among other things, visits to the Film's set, tickets to screenings and premiers, free merchandise (t-shirts etc.), and special thanks' in the credits. We have plans to release exclusive behind-the-scenes footage, as well as professionally produced shorts to our investors and paying subscribers with the intention of those parties distributing said content to their friends on other social networks such as Facebook and Twitter. Lastly, our investors and paying subscribers will have the ability to sell movie tickets, DVDs and other Film merchandise through their profiles on our website in order to win various awards and even cash prizes.

DESCRIPTION OF PROPERTY

Our principal executive offices are located at 10 West End Avenue, #32C, New York, New York 10023. Our telephone number is (917) 882-7172. It is from this facility that we conduct all of our business functions. Due to our current growth and expected staff additions, we foresee the need to lease additional space within the next twelve months.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Pursuant to our Management Services Agreement with the Management Company, the Management Company loans out the services of the Management Company Executives to us in the following capacities:

Dennis Stratton, Co-Chief Executive Officer and Director. Dennis Stratton, 26, will be jointly responsible with Zack Roth for the general supervision, direction, control and management of our business and personnel, including without limitation activities related to the development and production of the Film. Dennis graduated with honors from Boston University in 2006 with dual degrees in Economics and International Business. He began his career in finance working in Investment Management for The Bank of New York Mellon Financial Corporation. Until April 2008, Dennis was employed as a registered representative with BNY Capital Markets, Inc., holding Series 7 and 63 licenses. Dennis has served as our Co-Chief Executive Officer and a director since inception and will continue to serve in such capacities until the earlier of the termination of the Management Services Agreement, his resignation or his replacement by the vote of stockholders holding a majority of our shares entitled to elect directors.

Zack Roth, Co-Chief Executive Officer and Director. Zack Roth, 25, will be jointly responsible with Dennis Stratton for the general supervision, direction, control and management of our business and personnel, including without limitation activities related to the development and production of the Film. Zack graduated from Boston University in 2006 with a degree in Sociology. He has worked for several major production companies and established producers Happy Madison Productions, owned by Adam Sandler, and Apatow Productions, owned by Judd Apatow. Zack's experiences at these two companies have made him very familiar with the inner-workings of comedic film development. Zack has served as our Co-Chief Executive Officer and a director since inception and will continue to serve in such capacities until the earlier of the termination of the Management Services Agreement, his resignation or his replacement by the vote of stockholders holding a majority of our shares entitled to elect directors.

Roy Klabin, Chief Digital Content Officer and Director. Roy Klabin, 26, will be responsible for overseeing development of digital marketing initiatives. Roy graduated from Boston University in 2007 with a degree in Philosophy. While in school, he had internships with BBC World and BBC TV and worked for the Cannes Film Festival. Upon graduation, Roy assisted in the development of the website for a non-profit organization, CanDo (www.cando.org). Roy has served as our Chief Digital Content Officer and a director since inception and will continue to serve in such capacities until the earlier of the termination of the Management Services Agreement, his resignation or his replacement by the vote of stockholders holding a majority of our shares entitled to elect directors.

During the past five years, none of our officers or directors have been involved in a petition under the Bankruptcy Act or any State insolvency law, or convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

REMUNERATION OF DIRECTORS AND OFFICERS

Name of individual or identity of group	Capacities in which remuneration was received	Aggregate remuneration
Management Company	In connection with services rendered by the Management Company Executives	100% of Gross Receipts distributable to producers, less participations granted to various members of our creative team and other producers

Our officers and directors will not receive any compensation directly from us for their service in such capacities. We will pay the Management Company, in accordance with the cash flow distribution model described above, a fee of 100% of Gross Receipts distributable to producers, less participations granted to various members of our creative team and other producers, in consideration of all management services provided under the Management Services Agreement, including the services of the Management Company Executives.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table presents information regarding the ownership of our voting shares (Class A Common Stock) by each of the three highest paid persons who are our officers and directors; all officers and directors as a group; and each stockholder who owns more than 10% of our voting shares, including those shares subject to outstanding options:

Name and Address of Owner[(1)]	Amount Owned	Percent of Class
Dennis Stratton	-	-
Zack Roth	-	-
Roy Klabin	-	-
Officers and Directors as a Group (3 persons)	-	-
ZDONK Entertainment, LLC	1	100%

(1) Unless otherwise indicated, the address of each owner is 10 West End Avenue, #32C, New York, NY 10023.

The following table presents information regarding the ownership of our non-voting shares (Class B Common Stock) by each of the three highest paid persons who are our officers and directors; all officers and directors as a group; and each stockholder who owns more than 10% of any class of our capital stock, including those shares subject to outstanding options:

Name and Address of Owner[(1)]	Amount Owned	Percent of Class
Dennis Stratton	-	-
Zack Roth	-	-
Roy Klabin	-	-
Officers and Directors as a Group (3 persons)	-	-
ZDONK Entertainment, LLC	-	-

(1) Unless otherwise indicated, the address of each owner is 10 West End Avenue, #32C, New York, NY 10023.

We have no outstanding options or warrants to acquire shares of our capital stock.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Other than the payment of fees to the Management Company pursuant to the Management Services Agreement disclosed above, the reimbursement of expenses advanced by the Management Company and fees to be paid to Dennis Stratton and Zack Roth pursuant to separate production arrangements we have not been a party to any transaction, and no transactions are presently proposed, in which any officer, director or stockholder who owns more than 10% of any class of our capital stock had or will have a direct or indirect material interest.

SECURITIES BEING OFFERED

We are offering 66,666 Class B Shares, constituting two-thirds of our authorized Class B Shares, at a per share purchase price of $30.00.

As of May 18, 2010, our authorized capital stock consisted of:

- One share of Class A Common Stock; and
- 100,000 shares of Class B Common Stock.

As of May 18, 2010, there were no outstanding warrants or options to purchase shares of our capital stock.

The rights of our Class A Common Stock and Class B Common Stock are described below.

Class A Common Stock

Dividend Rights

The holder of the Class A Share is entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights

The holder of the Class A Share is entitled to one vote on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holder of the Class A Share can elect all of the directors then standing for election.

Preemptive, Redemption and Conversion Rights

The holder of the Class A Share does not have preemptive rights, and the Class A Share is not convertible or redeemable.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of Class A Common Stock and Class B Common Stock.

Class B Common Stock

Dividend Rights

The holders of outstanding Class B Shares are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights

The holders of outstanding Class B Shares are not entitled to vote on any matters submitted to a vote of stockholders.

Preemptive, Redemption and Conversion Rights

Holders of Class B Shares do not have preemptive rights. The Class B Shares are redeemable at our option after the third anniversary of the closing of this offering, at a per share price equal to the par value of a Class B Share. The Class B Shares are not convertible.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of Class A Common Stock and Class B Common Stock.

Non-Transferrable

Holders of Class B Shares will agree, pursuant to the subscription agreement through which they purchase such shares, not to transfer such shares without our prior written consent except by will or intestacy, and to our imposition of stop orders with the transfer agent for Class B Shares to prohibit unpermitted transfers of such shares.

Anti-takeover Provisions

Certain provisions of Delaware law may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. Delaware has enacted the following legislation that may deter or frustrate takeovers of Delaware corporations:

The Delaware General Corporation Law expressly permits our board of directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of our assets, or any similar extraordinary transaction, to consider all relevant factors including, without limitation, the social, legal, and economic effects on the employees, customers, suppliers, and other constituencies of our company and its subsidiaries, and on the communities and geographical areas in which they operate. Our board of directors may also consider the amount of consideration being offered in relation to the then current market price for our outstanding shares of common stock and our then current value in a freely negotiated transaction. Our board of directors believes such provisions are in our long-term best interests and the long-term best interests of our stockholders.

FINANCIAL STATEMENTS

Independent Accountant's Review Report

To the Board of Directors of
El Chupacabra, Inc.
New York, NY

We have reviewed the accompanying balance sheet of El Chupacabra, Inc. (the "Company") as of March 31, 2010 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of El Chupacabra, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in conformity with accounting principles generally accepted in the United States of America.

/s/ Weinberg & Company, P.A.
Weinberg & Company, P.A.
Los Angeles, California
May 17, 2010

EL CHUPACABRA, INC.
BALANCE SHEET
MARCH 31, 2010

ASSETS		
Cash		20,100
TOTAL ASSETS	$	20,100
STOCKHOLDERS' EQUITY		
Common stock, $0.001 par value, 100,001 shares authorized, 1 share Class A, issued and outstanding		1
Additional paid-in capital		20,099
TOTAL STOCKHOLDERS' EQUITY	$	20,100

See Accountant's Review Report and Notes to Financial Statements

EL CHUPACABRA, INC.
NOTES TO FINANCIAL STATEMENT
March 31, 2010
(See Accountant's Review Report)

NOTE 1 ORGANIZATION AND BASIS OF PRESENTATION

Business

El Chupacabra, Inc. (the "Company") was formed on March 23, 2010 (Inception) for the single purpose of producing and commercializing a feature film tentatively titled "El Chupacabra" (the "Film"). The Company will own all rights to the Film through arrangements it has with certain writers and producers. The Company may also separately obtain rights to additional literary and dramatic materials for a similar project from an independent film production company pursuant to an option/quitclaim agreement.

The Company plans to finance the production of the Film using funds raised through its entry into arrangements pursuant to which it will receive cash advances in exchange for future rights to exploit the Film, loans and the proceeds of an offering.

The Company has not yet begun operations, and there was no activity for the period from March 23, 2010 (Inception) to March 31, 2010. As such, the Company has not presented a statement of operations or cash flows for the period from March 23, 2010 to March 31, 2010 as the Company did not earn revenue nor incur any expenses during this period.

The Company has adopted a December 31 fiscal year end.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted deposits and short-term investments with an original maturity of three months or less.

Fair Value of Financial Instruments

The recorded value of cash approximate its fair value based on its short-term nature.

Cash Concentration

The Company currently maintains a cash balance at one bank. At times, the deposited amounts may exceed the federally insured limits. Management believes that the financial institution that holds the Company's cash is financially sound and, accordingly, minimal credit risk exists.

Deferred Offering Costs

The Company will capitalize costs to be incurred related to its issuance of Class B Common Stock (defined below) until such time as the stock is issued. As proceeds are received from the offering, the deferred offering costs will be charged to additional paid in capital.

NOTE 3 STOCKHOLDERS' EQUITY

The Company has authority to issue 100,001 shares of Common Stock, consisting of 1 share of Class A Common Stock, par value $0.001 per share ("Class A Common Stock"); and 100,000 shares of Class B Common Stock, par value $0.001 per share ("Class B Common Stock").

The terms and provisions of the Common Stock are as follows:

Dividends. The holders of Common Stock are entitled to receive, out of any assets legally available therefor, noncumulative dividends when, as, and if declared by the Company's board of directors.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among holders of Common Stock in proportion to the number of shares of Common Stock held by them.

Voting Matters. Generally, except as otherwise required by the General Corporation Law of the State of Delaware (the "General Corporation Law"), on all matters submitted to a vote of the stockholders of the Company, each holder of Class A Common Stock is entitled to cast one (l) vote for each share of Class A Common Stock registered in such holder's name on the transfer books of the Company. Class B Common Stock has no voting rights except as otherwise required by the General Corporation Law.

Redemption. Shares of Class B Common Stock shall be redeemed by the Company out of funds lawfully available therefor at a price equal to $0.001 per share (the "Redemption Price") not more than thirty (30) days after delivery by the Company at any time on or after the third (3rd) anniversary of the date on which the first share of Class B Common Stock is issued, of a notice of redemption, as set forth in the Company's Certificate of Incorporation. The date of such redemption shall be referred to as the "Redemption Date." On the Redemption Date, the Company shall redeem all outstanding shares of Class B Common Stock by paying to the holders thereof the Redemption Price. If the Company does not have sufficient funds legally available to redeem on the Redemption Date all shares of Class B Common Stock, the Company shall redeem a pro rata portion of the shares of Class B Common Stock out of funds lawfully available therefor, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the lawfully available funds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Company has funds lawfully available therefor.

Distributions. The Company will pay all production, distribution and operating fees and expenses (including without limitation fees and expenses advanced by the Management Company) from gross revenues prior to making any other distributions. After the Company has accounted for all production, distribution and operating costs, the remaining "Gross Receipts" will be distributed amongst holders of its Class B Common Stock on the one hand, and producers on the other. Producers may include, without limitation, the Management Company, Dennis Stratton, Zack Roth, the director of the film, key creative personnel and other parties to whom the Company has granted net profit participation rights, and fees to its producers will be payable pursuant to the Management Services Agreement and other contractual arrangements pursuant to agreements with its other producers. Until such time as holders of the Company's Class B Common Stock have achieved a return of their original investment ("break-even"), the Company will distribute 99% of Gross Receipts to holders of Class B Common Stock and 1% of Gross Receipts to the Management Company and other producers. After break-even and until such time as holders of its Class B Common Stock have achieved a return of 20% in addition to their original investment, the Company will distribute 80% of Gross Receipts to holders of Class B Shares and 20% of Gross Receipts to the Management Company and other producers. After holders of its Class B Common Stock have achieved a return of 20% in addition to their original investment and until such holders achieve a return of 100% in addition to their original investment, the Company will distribute 70% of Gross Receipts to holders of Class B Common Stock and 30% of Gross Receipts to the Management Company and other producers. After holders of its Class B Common Stock have achieved a return of 100% in addition to their original investment and until the redemption of the Class B Common Stock, the Company will distribute 20% of Gross Receipts to holders of Class B Common Stock and 80% of Gross Receipts to the Management Company and other producers. The Company believes that the distribution of Gross Receipts as described above represents a more favorable distribution structure than typically provided to investors in the film industry.

Issuance of Common Stock

On March 23, 2010, the Company issued to ZDONK Entertainment, LLC, a Delaware limited liability company ("ZDONK"), an aggregate of one (1) share of Class A Common Stock in consideration of ZDONK's contribution and assignment of the following assets: (i) all literary and dramatic materials owned by ZDONK relating to the Film including, without limitation, that certain Deal Memo dated as of February 15, 2010 between ZDONK and Adam Mortimer and all Intellectual Property (as defined below) associated therewith, and all Intellectual Property associated with the Film (collectively the "Contributed IP"), (ii) all other assets of ZDONK related to the Film (the "Film Assets"), and (iii) working capital in the amount of $20,100 (the "Working Capital"). "Intellectual Property" means all rights to intellectual property whether or not protected, created or arising under the laws of the United States or any foreign state or other jurisdiction including, without restriction, the following: (i) trademarks and service marks (whether registered or unregistered, including any applications for registration of any of the foregoing), logos, Internet domain names, trade dress rights and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, (ii) patents, patent rights and all applications therefor, including any and all continuation, divisional, continuation-in-part, or reissue patent applications or patents issuing thereon, (iii) topographies, codes, software, copyrightable works, including but not limited to all registrations and applications therefor, (iv) industrial designs, as such is defined and protected under the laws of the United States, whether registered or unregistered, and other designs, and (v) inventions, discoveries, concepts, ideas, methods, processes, formulae, technical data, circuit board designs, schematics, bills of materials, confidential information and other proprietary information, including customer lists, excluding any rights in respect of any of the foregoing that comprise or are protected by copyrights or patents.

The Company's management and members of the board of directors are also partners of ZDONK.

The Company accounted for the issuance of the Company's one (1) share of Class A Common Stock on March 23, 2010 at the fair value of assets contributed. The Company did not assign any value to the Contributed IP and Film Assets, but accounted for the Working Capital as additional paid-in capital.

NOTE 4 COMMITMENTS AND CONTINGENCIES

Management Services Agreement

On March, 23, 2010, the Company entered into a Management Services Agreement with ZDONK. During the term of the Management Services Agreement, ZDONK will make available Dennis Stratton, Zack Roth and Roy Klabin (collectively, the "Executives") to provide certain services to the Company and to serve as the Company's executive officers and directors. The services to be provided by the Executives generally fall within the following categories: Overhead Services, Operations, Marketing, Website, Accounting, Information and Data Systems, Tax Returns, Financial Statements, Budgets & Forecasts, Compliance and Insurance. In addition, the Executives will manage and supervise the outside accountants, attorneys and financial consultants of the Company and coordinate any capital raising efforts of the Company. For the services provided by the Executives, the Company will pay to ZDONK on the last day of each calendar month during the term after the commercial release of the Film, a service fee equal to all of the proceeds generated from the commercialization of the Film, after accounting for production, distribution and operating fees and expenses, distributions to holders of shares of Class B Common Stock and distributions to other parties granted participation rights in the net proceeds of the Film.

Pursuant to the Management Services Agreement, the Company has agreed to reimburse ZDONK for expenses to be incurred related to the offering of Class B Common Stock.

The respective rights, duties, and obligations of the parties under the Management Services Agreement commence March 23, 2010 and continue for an initial term expiring March 22, 2015 (the "Term"). Following the Term, the agreement may be renewed and continued as agreed to by the Company and ZDONK. The Management Services Agreement will terminate at such other time as mutually agreed by the Company and ZDONK, or upon thirty (30) days prior written notice if the other breaches any material provision of the Agreement and fails to cure such breach.

NOTE 5 SUBSEQUENT EVENTS

The Company has evaluated the effect of subsequent events that may have occurred through May 17, 2010 in this financial statement and has determined that no subsequent events are required to be disclosed herein.

PART III
EXHIBITS

Index to Exhibits

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on May 18, 2010.

EL CHUPACABRA, INC.

By: ______________________
Dennis Stratton

Co-Chief Executive Officer

By: ______________________
Zack Roth

Co-Chief Executive Officer

By: ______________________
Dennis Stratton

Principal Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
Dennis Stratton	Co-Chief Executive Officer & Director	May 18, 2010
Zack Roth	Co-Chief Executive Officer & Director	May 18, 2010
Roy Klabin	Chief Digital Content Officer & Director	May 18, 2010

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on May 18, 2010.

EL CHUPACABRA, INC.

By:______________________________
Dennis Stratton

Co-Chief Executive Officer

By:______________________________
Zack Roth

Co-Chief Executive Officer

By:______________________________
Dennis Stratton

Principal Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
Dennis Stratton	Co-Chief Executive Officer & Director	May 18, 2010
Zack Roth	Co-Chief Executive Officer & Director	May 18, 2010
Roy Klabin	Chief Digital Content Officer & Director	May 18, 2010

EXHIBIT 2.1

CERTIFICATE OF INCORPORATION

OF

EL CHUPACABRA, Inc.

THE UNDERSIGNED, acting as the incorporator of a corporation under and in accordance with the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended from time to time (the "***General Corporation Law***"), hereby adopts the following Certificate of Incorporation for such corporation:

ARTICLE I

The name of the Corporation is El Chupacabra, Inc. (the "***Corporation***").

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE III

The address of the Corporation's registered office in the State of Delaware is 160 Greentree Drive, Suite 101, City of Dover, County of Kent, Delaware 19904. The name of the registered agent at such address is National Registered Agents, Inc.

ARTICLE VI

The total number of shares of stock that the Corporation shall have authority to issue is One Hundred Thousand One (100,001), consisting of One (1) share of Class A Common Stock, par value $0.001 per share ("***Class A Common Stock***"), and One Hundred Thousand (100,000) shares of Class B Common Stock, par value $0.001 per share ("***Class B Common Stock***" and together with the Class A Common Stock, "***Common Stock***").

ARTICLE V

The terms and provisions of the Common Stock are as follows:

1. Definitions. For purposes hereof, the following definitions shall apply:

(a) "***Board***" shall mean the Board of Directors of the Corporation.

(b) "***Distribution***" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation pursuant to rights of first refusal contained in agreements providing for such right, and, (iii) any other repurchase or redemption of capital stock of the Corporation approved by the holders of a majority of the then outstanding shares of Preferred Stock, voting as a separate class.

(c) "***Original Issue Date***" shall mean the date on which the first share of Class B Common Stock is issued.

(d) "***Recapitalization***" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

(e) "***Redemption Price***" shall mean $0.001 per share for the Class B Common Stock (subject to equitable adjustment from time to time for Recapitalizations), plus all declared but unpaid dividends thereon.

2. Dividends. The holders of Common Stock shall be entitled to receive, out of any assets legally available therefor, noncumulative dividends when, as, and if declared by the Board.

3. Liquidation Rights.

(a) Distribution of Assets. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among holders of the Common Stock in proportion to the number of shares of Common Stock held by them.

(b) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board, *except that* any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution; and

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

For the purposes of this subsection 3(b), "***trading day***" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "***closing prices***" or "***closing bid prices***" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, an NYSE Euronext exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

4. Voting Matters.

(a) Generally. Except as otherwise required by the General Corporation Law, on all matters submitted to a vote of the stockholders of the Corporation, each holder of Class A Common Stock shall be entitled to cast one (1) vote for each share of Class A Common Stock registered in such holder's name on the transfer books of the Corporation. The Class B Common Stock shall have no voting rights except as otherwise required by the General Corporation Law.

(b) Adjustment in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the Class A Common Stock, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

5. Redemption.

(a) Redemption. Shares of Class B Common Stock shall be redeemed by the Corporation out of funds lawfully available therefor at a price equal to the Redemption Price per share not more than thirty (30) days after delivery by the Corporation at any time on or after the third (3rd) anniversary of the Original Issue Date, of a Redemption Notice (as defined below). The date of such redemption shall be referred to as the "***Redemption Date***." On the Redemption Date, the Corporation shall redeem all outstanding shares of Class B Common Stock by paying to the holders thereof the Redemption Price per share. If the Corporation does not have sufficient funds legally available to redeem on the Redemption Date all shares of Class B Common Stock, the Corporation shall redeem a pro rata portion of the shares of Class B Common Stock out of funds lawfully available therefor, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the lawfully available funds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds lawfully available therefor.

(b) Redemption Notice. The Corporation shall send written notice of the mandatory redemption (the "***Redemption Notice***") to each holder of record of Class B Common Stock not less than thirty (30) days prior to the Redemption Date. The Redemption Notice shall state:

(i) the number of shares of Class B Common Stock held by the holder that the Corporation shall redeem on the Redemption Date;

(ii) the Redemption Date and the Redemption Price; and

(iii) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Class B Common Stock to be redeemed.

(c) Surrender of Certificates; Payment. On or before the Redemption Date, each holder of shares of Class B Common Stock to be redeemed on such Redemption Date shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Class B Common Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Class B Common Stock shall promptly be issued to such holder.

(d) Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Class B Common Stock to be redeemed on the Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Class B Common Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

6. Notices. Any notice required by the provisions of this ARTICLE V to be given to the holders of Common Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE IX

1. To the fullest extent permitted by the General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

2. The Corporation shall have the power to indemnify, to the maximum extent permitted by the General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

3. Neither any amendment nor repeal of this ARTICLE IX, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this ARTICLE IX, shall

eliminate or reduce the effect of this ARTICLE IX, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE IX, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE X

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE XI

The name and mailing address of the incorporator is as follows:

Name	Mailing Address
Louis Wharton	15260 Ventura Blvd., 20th Floor Sherman Oaks, CA 91403

IN WITNESS WHEREOF, the incorporator of the Corporation hereto has caused this Certificate of Incorporation to be duly executed as of March 23, 2010.

/s/ Louis Wharton

Louis Wharton, Incorporator

EXHIBIT 2.2

BYLAWS
OF
EL CHUPACABRA, INC.
A DELAWARE CORPORATION
(THE "CORPORATION")

ARTICLE I
STOCKHOLDERS MEETINGS

Section 1 Place of Meeting. Meetings of the Stockholders shall be held at the principal offices of the Corporation or at such place, within or without the State of Delaware, as may from time to time be designated for that purpose, by the Board.

Section 2 Annual Meetings. Unless directors are elected by written consent in lieu of an annual meeting as permitted by this Section 2, an annual meeting of the Stockholders for the election of directors shall be held on such date and at such time as may be designated, from time to time, by the Board. Stockholders may, unless the Certificate of Incorporation otherwise provides, act by written consent to elect directors; provided, however, that if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action. If the annual meeting for the election of directors is not held on the date designated therefor or action by written consent to elect directors in lieu of an annual meeting has not been taken, the directors shall cause the meeting to be held as soon as is convenient. Any other proper business may be transacted at the annual meeting.

Section 3 Special Meetings. Special meetings of the Stockholders for any purpose or purposes may be called at any time by the Board, the Chairman of the Board or any two directors.

Section 4 Notice of Meetings. Except as otherwise provided by the DGCL written notice of each meeting of the Stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days prior to the date upon which the meeting is to be held to each Stockholder entitled to vote at such meeting. Such notice shall be deemed delivered when deposited in the United States mail, postage prepaid, addressed to the Stockholder at such person's address as it appears on the stock records of the Corporation, or otherwise actually delivered to such address or such person. Such notice shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice may also be given to stockholders by a form of electronic transmission in accordance with and subject to the provisions of Section 232 of the General Corporation Law of Delaware. If a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at the meeting.

Section 5 Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at each meeting of Stockholders the presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. In the absence of a quorum, any meeting of the Stockholders may be adjourned from time to time by a majority of the votes represented either in person or by proxy, and no other business may be transacted at a meeting except that the Stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough Stockholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

Section 6 Adjourned Meeting. Any Stockholders' meeting, annual or special, whether or not a quorum is present, may be adjourned by vote of a majority of the shares present, either in person or by proxy. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

Section 7 Chairman of Meeting; Opening of Polls. Meetings of Stockholders shall be presided over by the person designated by the Board, or in the absence of such designation, by the Chairman of the Board, if any, or in his absence by the Vice Chairman of the Board, if any, or in his absence by the Chief Executive Officer, or in their absence by a chairman chosen at the meeting by the Stockholders. The Secretary shall act as secretary of the meeting, but in his or her absence, the chairman of the meeting may appoint any person to act as secretary of the meeting. The chairman of the meeting shall announce at each meeting of Stockholders the date and time of the opening of the polls for each matter upon which the Stockholders will vote.

Section 8 Proxies. Each Stockholder entitled to vote at a meeting of Stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such person by proxy.

Section 9 Stockholder List. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of Stockholders, a complete list of the Stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. Such list shall be open to the examination of any Stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any Stockholder who is present.

Section 10 Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required to be taken, or that may be taken, at any annual or special meeting of the Stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action to be taken, shall have been signed by the holders of outstanding stock eligible to vote on such action, having not less than the minimum number of votes of each class of stock that would be necessary to authorize or take such action at a meeting at which all shares of each class of stock entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of minutes of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of minutes of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

The Secretary shall give prompt notice of the taking of any corporate action without a meeting by less than unanimous written consent to those Stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided in this Section 10.

Section 11 Inspectors of Election. In advance of any meeting of the Stockholders, the Board shall appoint at least one person, other than nominees for office, as inspectors of election, to act at such meeting or any adjournment thereof. The number of such inspectors of election shall be one or three. In case any person appointed as inspector fails to appear or refuses to act, the vacancy shall be filled by appointment by the Board in advance of the meeting, or at the meeting by the chairman of the meeting.

The duties of each such inspector shall include: determining the number of shares outstanding and voting power of each; determining the shares represented at the meeting; determining the existence of a quorum; determining the authenticity, validity and effect of proxies; receiving votes, ballots or consents; hearing and determining all challenges and questions in any way arising in connection with the right to vote; retaining for a reasonable period the disposition of any challenges made to the inspector's determinations; counting and tabulating all votes; determining when the polls shall close; determining the result of any election; certifying the determination of the number of shares represented at the meeting, and the count of all votes and ballots; certifying any information considered in determining the validity and counting of proxies and ballots if that information is used for the purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the Stockholder holds of record; and performing such acts as may be proper to conduct the election or vote with fairness to all Stockholders.

An announcement shall be made at each meeting of the Stockholders by the chairman of the meeting of the date and time of the opening and closing of polls for each matter upon which the Stockholders will vote at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Delaware Court of Chancery upon application by a Stockholder shall determine otherwise.

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, this Section 11 shall not apply to the Corporation if the Corporation does not have a class of voting stock that is:

(a) listed on a national securities exchange;

(b) authorized for quotation on an interdealer quotation system of a registered national securities association; or

(c) held of record by more than 2,000 stockholders.

Section 12 Record Date. In order that the Corporation may determine the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action.

If no record date is fixed:

(a) The record date for determining Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(b) The record date for determining Stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first written consent is expressed; and

(c) The record date for determining Stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

Section 13 Conduct of Meetings. The Board may adopt such rules and regulations for the conduct of meetings of Stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chairman of any meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of the chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to Stockholders of record, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to meeting after the time fixed for commencement thereof; (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairman of meeting, meetings of Stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 14 Exception to Requirements of Notice. No notice is required to be given to any Stockholder under the Certificate of Incorporation or these Bylaws if under Section 230 of the DGCL no such notice is required to be given.

Section 15 Matters Considered at Annual Meeting. At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board, (b) otherwise properly brought before the meeting by or at the direction of the Board, or (c) otherwise properly brought before the meeting by a Stockholder. For business to be properly brought before an annual meeting by a Stockholder, the Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation, not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to the Stockholders, notice by the Stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A Stockholder's notice to the Secretary shall set forth as to each matter the Stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business, (c) the class and number of shares of the Corporation which are beneficially owned by the Stockholder, and (d) any material interest of the Stockholder in such business. Notwithstanding anything in the By-laws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section. The chairman of the annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Section 16 Nominations for Director. Only persons who are nominated in accordance with the procedures set forth in this Section shall be eligible for election as directors. Nominations of persons for election to the Board may be made at a meeting of Stockholders by or at the direction of the Board or by any Stockholder entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section. Such nominations, other than those made by or at the direction of the Board shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a Stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 days nor more than 90 days prior to the meeting provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the Stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Such Stockholder's notice shall set forth (a) as to each person whom the Stockholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of the Corporation which are beneficially owned by such person, and (iv) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including without limitation such persons' written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (b) as to the Stockholder giving the notice (i) the name and address, as they appear on the Corporation's books, of such stockholder and (ii) the class and number of shares of the Corporation which are beneficially owned by such stockholder. At the request of the Board any person nominated by the Board for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the Corporation, other than for election to a vacant seat resulting from any resignation by a director or increase in the authorized number of directors, unless nominated in accordance with the procedures set forth in this Section. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by the Bylaws, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

ARTICLE II
BOARD OF DIRECTORS

Section 1 Powers. The business and affairs of the Corporation shall be managed by, or under the direction of the Board, except as may be otherwise provided by the DGCL or in the Certificate of Incorporation or these Bylaws.

Section 2 Number. The Board shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board.

Section 3 Vacancies. Vacancies resulting from any resignation of a director or increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director or by the Stockholders entitled to vote at any annual or special meeting held in accordance with Article I, and the directors so chosen shall hold office until their successors are duly elected and qualified, or until their earlier resignation or removal.

Section 4 Place of Meeting. Unless otherwise provided in the Certificate of Incorporation, meetings, both regular and special, of the Board shall be held at the Corporation's principal executive offices, or at such other place or places, as the Board or the Chairman of the Board may from time to time determine.

Section 5 Regular Meetings. Immediately following each annual meeting of the Stockholders the Board shall hold a regular meeting at the same place at which such Stockholders' meeting is held, or any other place as may be fixed from time to by the Board or the Chairman of the Board. Notice of such meeting need not be given.

Other regular meetings of the Board shall be held without call at such time as the Board may from time to time determine. If any day fixed for a regular meeting shall be a legal holiday at the place where the meeting is to be held, then the meeting which would otherwise be held on that day shall be held at the same hour on the next succeeding business day not a legal holiday. Notice of a regular meeting need not be given.

Section 6 Special Meetings. Except as otherwise provided in the Certificate of Incorporation, special meetings of the Board for any purpose or purposes may be called at any time by the Chairman of the Board, the Chief Executive Officer or by any two directors.

Written notice of the time and place of special meetings shall be delivered personally to each director or communicated to each director by telephone or telegraph or telex or cable or mail or other form of recorded communication, charges prepaid, addressed to each director at that director's address as it is shown on the records of the Corporation or, if it is not so shown on such records or is not readily ascertainable, at that director's residence or usual place of business. In case such notice is mailed, it shall be deposited in the United States mail at least seven days prior to the time of the holding of the meeting. In case such notice is delivered personally, by telephone or by other form of written communication, it shall be delivered at least 48 hours before the time of the holding of the meeting. The notice shall state the time of the meeting, but need not specify the place of the meeting if the meeting is to be held at the principal executive office of the Corporation. The notice need not state the purpose of the meeting unless expressly provided otherwise by statute.

Section 7 Meetings by Communication Equipment. Members of the Board, or any committee designated by the Board, may participate in a meeting of the Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

Section 8 Quorum and Manner of Acting. The presence of a majority of the total number of directors shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. In the absence of a quorum, a majority of the directors present may adjourn any meeting from time to time until a quorum is present. Notice of an adjourned meeting need not be given.

Section 9 Action Without Meeting. Any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 10 Compensation of Directors. The Board may fix the compensation of directors.

Section 11 Committees. The Board may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent authorized by the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. The Board may remove any director from a committee with or without cause at any time.

ARTICLE III
OFFICERS

Section 1 Officers. The Board may elect such officers with such titles as the Board deems advisable. Each officer shall have the powers and duties set forth in any resolution of the Board appointing such officer, and to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board. Each such officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Subject to contractual obligations to the Company, any officer may resign at any time upon written notice to the Corporation. The Board may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. One person may hold any number of offices.

ARTICLE IV
INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND OTHER AGENTS

Section 1 Agents, Proceedings and Expenses. For the purposes of this Article IV, "agent" means any person who is or was a director, officer, employee or other agent of the Corporation, or is or was a director, officer, employee or other agent of the Corporation as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation; "proceeding" means any threatened, pending or complete action or proceeding, whether civil, criminal, administrative, or investigative; and "expenses" includes, without limitation, attorneys' fees and any expenses of establishing a right to indemnification under Section 2 or Section 3 of this Article IV.

Section 2 Actions Other Than By The Corporation. The Corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contender or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

Section 3 Actions by the Corporation. The Corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person's duty to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 4 Successful Defense by Agent. To the extent that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 2 and 3 of this Article IV, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

Section 5 Required Approval. Any indemnification under Sections 1 and 2 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections 2 and 3 of this Article IV. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (a) by a majority vote of the members of the Board who are not parties to such action, suit or proceeding, even though less than a quorum, or (b) by a committee of such disinterested directors designated by majority vote of such disinterested directors, even though less than a quorum, or (c) if there are no such disinterested directors, or if such disinterested directors so direct, by independent legal counsel in a written opinion, or (d) by the affirmative vote of a majority of Stockholders.

Section 6 Advance of Expenses. The Corporation may, in its discretion, pay the expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding, in advance of the final disposition of such action, suit or proceeding, provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by or on behalf of such director or officer to repay all amounts advanced if it should ultimately be determined that the director or officer is not entitled to be indemnified by the Corporation as authorized in this Article IV or otherwise. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

Section 7 Contractual Rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other sections of this Article IV shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of Stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office and shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 8 Limitations. No indemnification or advance shall be made under this Article IV, except as provided in Section 4, in any circumstances where it appears:

(a) That it would be inconsistent with a provision of the Certificate of Incorporation, a resolution of the Stockholders or an agreement in effect at the time of accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

Section 9 Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article IV.

Section 10 Constituent Corporations. For purposes of this Article IV, references to "the Corporation" shall include, in addition to the Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article IV with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

Section 11 Definitions. For purposes of this Article IV, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article IV.

ARTICLE V
MISCELLANEOUS

Section 1 Inspection of Books and Records by Stockholders. Any Stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Corporation's stock ledger, a list of its Stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a Stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the Stockholder. The demand under oath shall be directed to the Corporation at its registered office in the State of Delaware or at its principal place of business.

Section 2 Inspection of Books and Records by Directors. Any director shall have the right to examine the Corporation's stock ledger, a list of its Stockholders and its other books and records for a purpose reasonably related to such person's position as a director. Such right to examine the records and books of the Corporation shall include the right to make copies and extract therefrom.

Section 3 Checks, Drafts, Evidences of Indebtedness. All checks, drafts, or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by the Board. In the absence of such determination, the Chief Executive Officer, the President, the Chief Operating Officer and the Chief Financial Officer shall have the authority to sign or endorse such instruments and documents.

Section 4 Corporate Contracts and Instruments; How Executed. The Board, except as otherwise provided in these Bylaw, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation, and such person's authority may be general or confined to specific instances; and, unless so authorized or ratified by the Board or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or agreement or to pledge its credit or to render it liable for any purpose or for any amount. In the absence of specific resolution of the Board relating to the authority of officers to execute contracts generally, the Chief Executive Officer, the President, the Chief Operating Officer and the Chief Financial shall have the authority to execute contracts of the Corporation.

Section 5 Certificates for Shares. The shares of the Corporation shall be represented by a certificate or shall be uncertified. Certificates shall be signed by, or in the name of the Corporation by, the Chairman or the President or a Vice-President, and by the Chief Financial Officer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation representing the number of shares owned by such person in the Corporation. Any or all of the signatures on the certificate may be a facsimile. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 156, 202(a) or 218(a) of the DGCL or a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 6 Transfer of Shares. Transfers of shares of the capital stock of the Corporation shall be made only on the books of the Corporation by the holder thereof, or by such person's attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary of the Corporation or a transfer agent of the Corporation, if any, and on surrender of the certificate or certificates for such shares properly endorsed. A person in whose name appears on shares of stock and on the books of the Corporation shall be deemed the owner thereof as regards the Corporation, and upon any transfer of shares of stock the person or persons into whose name or names such shares shall have been transferred, shall enjoy and bear all rights, privileges and obligations of holders of stock of the Corporation and as against the Corporation or any other person or persons. Upon receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled and issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the books of the Corporation. The term "person" or "persons" wherever used herein shall be deemed to include any partnership, corporation, association or other entity. Whenever any transfer of shares shall be made for collateral security, and not absolutely, such fact, if known to the Secretary or to such transfer agent, shall be so expressed in the entry of transfer.

Section 7 Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such person's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 8 Representation of Shares of Other Corporations. The Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial

Officer or any person designated by any of such officers is authorized, in the absence of authorization by the Board, to vote on behalf of the Corporation any and all shares of any other corporation or corporations, foreign or domestic, for which the Corporation has the right to vote. The authority granted to these officers to vote or represent on behalf of the Corporation any and all shares held by the Corporation in any other corporation or corporations may be exercised by any of these officers in person or by any person authorized to do so by proxy duly executed by these officers.

Section 9 Construction and Definitions. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular. In addition, as used in these Bylaws, the following terms have the meanings set forth below:

"Board" means the Board of Directors of the Corporation.

"DGCL" means the Delaware General Corporation Law, as the same may from time to time be amended.

"Stockholders" means the stockholders of the Corporation.

Section 10 Amendments to Bylaws. Unless otherwise provided in the Certificate of Incorporation, these Bylaws may be altered or repealed, and new Bylaws made, by the Board, but the Stockholders may make additional Bylaws and may alter and repeal any Bylaws whether adopted by them or otherwise.

Section 11 Conformance to the Law. In the event that it is determined that these Bylaws, as now written or as amended, conflict with the DGCL, or any other applicable law, as now enforced or as amended, these Bylaws shall be deemed amended, without action of the Board or the Stockholders, to conform with such law. Such amendment to be so interpreted as to bring these Bylaws within minimum compliance. For purposes of this section, "amendment" shall include a repeal of, or a change in interpretation of, the relevant compendium.

Section 12 Fiscal Year. The fiscal year of the Corporation shall be determined by the Board.

Section 13 Dividends; Surplus. Subject to the provisions of the Certificate of Incorporation and any restrictions imposed by statute, the Board may declare dividends out of the net assets of the Corporation in excess of its capital or, in case there shall be no such excess, out of the net profits of the Corporation for the fiscal year then current and/or the preceding fiscal year, or out of any funds at the time legally available for the declaration of dividends (hereinafter referred to as "surplus or net profits") whenever, and in such amounts as, in its sole discretion, the conditions and affairs of the Corporation shall render advisable. The Board in its sole discretion may, in accordance with law, from time to time set aside from surplus or net profits such sum or sums as it may think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for the purpose of maintaining or increasing the property or business of the Corporation, or for any other purpose as it may think conducive to the best interests of the Corporation.

Section 14 Waiver of Notice. Whenever notice is required to be given under these Bylaws or the Certificate of Incorporation or the DGCL, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except where the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Stockholders, Board or any committee of the Board need be specified in any written waiver of notice unless so required by the Certificate of Incorporation or these Bylaws.

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

(1) That I am the duly elected and acting Secretary of El Chupacabra, Inc., a Delaware corporation (the "Corporation"); and

(2) That the foregoing Bylaws comprised of 14 pages, constitute the Bylaws of the Corporation as duly adopted by the Board of Directors.

IN WITNESS WHEREOF, I have hereunto subscribed my name as of this 23rd day of March, 2010.

/s/ Zack Roth
Zack Roth, Secretary

EXHIBIT 4.1

EL CHUPACABRA, INC.

Prospective investors must complete the entire Subscription Agreement in the manner described below. For purposes hereof, the "**Investor**" is the person for whose account the shares of Class B Common Stock, par value $0.0001 per share (the "**Shares**"), of El Chupacabra, Inc. (the "**Company**") are being purchased. Another person with investment authority may execute the Subscription Agreement on behalf of the Investor, but should indicate the capacity in which it is doing so and the name of the Investor.

1. *Subscription Agreement*:

(a) __ Read the entire Subscription Agreement.

(b) __ Enter the amount of the subscription for Shares on the signature page.

(c) __ Date, print the name of the Investor and sign (print name, capacity and title, if applicable) the signature page of the Subscription Agreement.

(d) __ By signing this Subscription Agreement, you will be granting a power of attorney to the Company's officers as provided herein.

(e) __ By signing this Subscription Agreement, you will be agreeing to be, and upon acceptance of this Subscription Agreement shall be, bound by the terms, provisions and requirements applicable to Shares as set forth in the Certificate of Incorporation of the Company, which is incorporated herein in its entirety.

(f) __ Please complete and return the enclosed Investor Questionnaire (attached hereto as Appendix A).

(g) __ Please complete and return an Internal Revenue Service Form W-9 (available with instructions online at http://www.irs.gov/pub/irs-pdf/fw9.pdf).

(h) __ Subscription Agreements must be returned to the Company as follows: (A) please send a copy of the completed and executed Subscription Agreement by e-mail to dennis@zdonk.com and (B) please send two complete and originally executed Subscription Agreements by courier to 10 West End Avenue, #32C, New York, New York 10023, Attention: Dennis Stratton. One copy will be returned to you upon acceptance of your investment. The Subscription Agreement must be received by the Company at least five business days prior to the applicable subscription date.

2. *Payment of Subscription Amounts*:

Payment of all subscription amounts must be made by wire transfer as follows:

Bank Name:
Bank Address:
ABA Number:
Beneficiary:
Account Name:
Attention:
Account Number:
Subscriber Name: ______________________

3. *Inquiries Related to the Subscription Agreements*:

Inquiries related to the subscription procedures should be directed to the Company by contacting Dennis Stratton at ________________.

EL CHUPACABRA, INC.

SUBSCRIPTION AGREEMENT

El Chupacabra, Inc.
10 West End Avenue, #32C
New York, New York 10023

Ladies and Gentlemen:

This Subscription Agreement relates to the offering of Class B Common Stock, par value $0.0001 per share (the "**Shares**") of El Chupacabra, Inc. (the "**Company**"). Reference is made to the Company's Certificate of Incorporation (the "**Certificate**") which is being provided simultaneously herewith and is incorporated by reference in its entirety in this Subscription Agreement. By executing this Subscription Agreement, the undersigned investor (the "**Investor**"): (a) agrees to be, and upon acceptance of this Subscription Agreement shall be, bound by the terms, provisions and requirements of this Subscription Agreement and (b) acknowledges that it has read and understands the terms, provisions and requirements set forth herein and in the Certificate.

1. Subscription.

(a) The Investor agrees to purchase the number of Shares and agrees to pay the aggregate purchase price for such Shares as set forth on the signature page of this Subscription Agreement, on the terms and subject to the conditions described herein.

(b) The Investor acknowledges and agrees that, except as provided under applicable state securities laws, this subscription is and shall be irrevocable, and the Investor is not entitled to cancel, terminate or revoke this Subscription Agreement or any agreements of the Investor hereunder or the power of attorney granted hereby and that such Subscription Agreement and any other agreements and power of attorney shall survive (i) changes in the transactions, documents and instruments described herein and/or in the Certificate that in the aggregate are not material or that are contemplated by, or made in accordance with, this Subscription Agreement and/or the Certificate, as the case may be, and (ii) the death, disability or termination of the Investor; *provided, however,* that if the Company shall not have accepted this Subscription Agreement within 30 days from the date hereof, then the Company shall promptly notify the Investor and this Subscription Agreement, all agreements of the Investor hereunder and the power of attorney granted hereby shall be cancelled or revoked.

(c) The Investor hereby irrevocably appoints Dennis Stratton, Zack Roth, and Roy Klabin, acting singly (and any substitute or successor officer(s) of the Company) (the "**Officers**") as its true and lawful attorney-in-fact in its name, place and stead, (A) to receive and pay over to the Company on behalf of the Investor, to the extent set forth herein, all funds received hereunder, (B) to complete or correct, on behalf of the Investor, all documents to be executed by the Investor in connection with the Investor's subscription for Shares, including, without limitation, filling in or amending amounts, dates and other pertinent information, and (C) as applicable, to execute, acknowledge, swear to and file: (i) any agreements or other documents relating to the obligations of the Company, including the Certificate, as limited and defined in the Certificate; (ii) all certificates and other instruments necessary to qualify, or continue the qualification of, the Company in the jurisdictions where it may conduct activities; (iii) all assignments, conveyances or other instruments or documents necessary to effect the winding up or dissolution of the Company; and (iv) all other filings with agencies in any jurisdiction, which the Company considers necessary or desirable to carry out the purposes of this Subscription Agreement and the Certificate, and the business of the Company. This power of attorney shall be deemed coupled with an interest, is irrevocable, and shall survive the transfer of the Investor's Shares.

2. Certain Acknowledgments and Agreements of the Investor.

The Investor understands, acknowledges and agrees that:

(a) The subscription for the Shares contained herein may be accepted or rejected, in whole or in part, by the Officers in their sole and absolute discretion. No subscription shall be deemed accepted and the Investor shall not become holder of Shares until the subscription has been accepted in writing and, if necessary, any subsequent acts, including issuance of the Shares have been taken, which shall be deemed an acceptance of this Subscription Agreement by the Company for all purposes.

(b) The Investor agrees to provide any additional documents and information that the Officers reasonably request.

(c) Other than as set forth herein, the Investor is not relying upon any other information, representation or warranty by the Company.

(d) The Investor has consulted to the extent deemed appropriate by the Investor with the Investor's own advisers as to the financial, tax, legal and related matters concerning an investment in Shares and on that basis believes that an investment in the Shares is suitable and appropriate for the Investor.

(e) The Investor is aware of and understands the risks and potential conflicts of interest inherent in an investment in the Company.

(f) The Investor understands and acknowledges that the Shares and the beneficial ownership thereof cannot be, directly or indirectly, assigned, sold, transferred, hypothecated or encumbered (other than transfers by will or pursuant to the laws of intestacy) without the prior written consent of the Officers, which may be withheld in their sole discretion.

(g) Prior to the issue of Shares in the Company, the Officers may transfer subscription funds into an account in the name of the Company or, upon the direction of the Officers, to a broker of the Company or any other account, and in such event, the Officers shall not be liable for any losses arising from such transfer and shall be fully indemnified by the Company out of the assets of the Company to the fullest extent permitted by law for any and all actions, costs, claims, damages, demands or expenses (including any reasonable legal fees) suffered or incurred by the Officers as a result of such transfer.

3. Representations and Warranties.

The Investor understands that the Shares are being sold in reliance upon the exemption provided under Regulation A of the Securities Act. The Investor, for the Investor and for the Investor's heirs, personal representatives, successors and assigns, makes the following representations and warranties with the intent that the same may be relied upon by the Company. The following representations and warranties shall survive the subscription date applicable to the Investor and will be deemed to be reaffirmed by the Investor at any time the Investor makes an additional purchase of Shares. The act of making such purchases will be evidence of such reaffirmation.

(a) The Investor has received, read carefully, and understands the Certificate and this Subscription Agreement, and has consulted its own attorney, accountant and/or investment advisor with respect to the investment contemplated hereby and its suitability for the Investor. The Investor understands that Stubbs Alderton & Markiles, LLP ("**SAM**") acts as U.S. counsel for the Company only, and no attorney-client relationship exists between SAM and any other person by reason of such person making an investment in the Company.

(b) The Investor understands and acknowledges that (i) the Investor is aware of the economic risks associated with its investment in the Shares; (ii) the Shares cannot be resold or transferred, other than by will or pursuant to the laws of intestacy, without the prior written consent of the Company, which consent may be withheld in its sole discretion; (iii) the Investor is purchasing the Shares for investment purposes only for the account of the

Investor and not with any view toward a distribution thereof; (iv) the Investor has no contract, undertaking, agreement or arrangement with any person to sell, transfer or pledge to such person or anyone else any of the Shares that the Investor hereby subscribes to purchase or any part thereof, and the Investor has no present plans to enter into any such contract, undertaking, agreement, or arrangement; (v) there is no public market for the Shares and none is expected to develop; (vi) any disposition of the Shares may result in unfavorable tax consequences to the Investor; (vii) the Company does not have any obligation or intention to register the Shares for sale under the Securities Act or any state securities laws or of supplying the information that may be necessary to enable the Investor to sell Shares; and (viii) the Investor has no right to require the registration of the Shares under the Securities Act or any other securities laws or other applicable securities regulations.

(c) The Investor is capable of evaluating the merits and risks of investing in the Shares. The Investor has evaluated the risks of investing in the Shares, and has determined that the Shares are a suitable investment for the Investor. In evaluating the suitability of an investment in the Shares, the Investor has not relied upon any representations or other information (whether oral or written) other than as set forth herein.

(d) The Investor can bear the economic risk of this investment and can afford a complete loss of its investment. The aggregate amount of the investments of the Investor in, and its commitments to, all similar investments that are illiquid is reasonable in relation to its net worth.

(e) The Investor is aware and acknowledges that (i) the Company has no operating history; (ii) the Shares involve a substantial degree of risk of loss of the Investor's entire investment and there is no assurance of any income from such investment; (iii) any federal and/or state income tax benefits that may be available to the Investor may be lost through the adoption of new laws or regulations or changes to existing laws and regulations or differing interpretations of existing laws and regulations, in certain circumstances with retroactive effect; (iv) the Investor, in making this investment, is relying, if at all, solely upon the advice of such Investor's personal tax advisor with respect to the tax aspects of an investment in the Company; and (v) because there are substantial restrictions on the transferability of the Shares it may not be possible for the Investor to liquidate such Investor's investment readily in any event, including in case of an emergency.

(f) If the Investor is an individual, he or she is at least 21 years of age, resides in either California, New York or Pennsylvania, has adequate means of providing for all of his or her current and foreseeable needs and personal contingencies and has no need for liquidity in this investment.

(g) The Investor has the power and authority to enter into this Subscription Agreement and each other document required to be executed and delivered by the Investor in connection with this subscription for Shares, and to perform its obligations hereunder and to consummate the transactions contemplated hereby and the person signing this Subscription Agreement on behalf of the Investor has been duly authorized to execute and deliver this Subscription Agreement and each other document required to be executed and delivered by the Investor in connection with this subscription for Shares. If the Investor is an individual, the Investor has all requisite legal capacity to acquire and hold the Shares and to execute, deliver and comply with the terms of each of the documents required to be executed and delivered by the Investor in connection with this subscription for Shares. Such execution, delivery and compliance by the Investor does not conflict with, represent a breach of, or constitute a default under, any instruments governing the Investor, any law, regulation or order, or any agreement to which the Investor is a party or by which the Investor is bound. This Subscription Agreement has been duly authorized and executed by the Investor and constitutes a valid and legally binding agreement of the Investor.

(h) The representations and warranties made by the Investor in this Subscription Agreement, including the attached Investor Questionnaire, are true and correct in all respects, and all information that the Investor has heretofore furnished to the Company or any agent of the Company with respect to the Investor, including the information in the attached Investor Questionnaire, as updated by the Investor, is correct and complete as of the date of this Subscription Agreement. If any such representations and warranties are no longer true and correct (including, without limitation, the ERISA representations in the attached Investor Questionnaire) or if there should be any material change in any such information prior to or after its purchase of Shares, the Investor will immediately notify the Officers and furnish revised or corrected information to the Officers.

(i) The representations, warranties, agreements, undertakings and acknowledgments made by the Investor in this Subscription Agreement are made with the intent that they be relied upon by the Company, and shall survive the Investor's purchase of the Shares. In addition, the Investor undertakes to notify the Company immediately of any change in any representation, warranty or other information relating to the Investor set forth herein.

(j) By its purchase of the Shares, the Investor represents to the Company that the Investor has neither acquired nor will it transfer or assign any Shares it purchases (or any interest therein), or cause any such Shares (or any interest therein) to be marketed on or through an established securities market or a secondary market, including, without limitation, an over-the-counter-market or an interdealer quotation system that regularly disseminates firm buy or sell quotations. Further, the Investor agrees that if it determines to transfer or assign any of its Shares pursuant to the provisions hereof, and if such transfer or assignment is approved by the Company, it will cause its proposed transferee to agree to the transfer restrictions set forth herein and to make the representations set forth above.

4. Indemnity.

To the fullest extent permitted by law, the Investor agrees to indemnify and hold harmless the Company and its managers, officers, employees, directors, partners, agents, legal representatives and controlling persons ("**Indemnitees**"), from and against any loss, expense, judgment, settlement cost, fee and related expenses (including legal fees and expenses) due to or arising out of a breach of any representation, warranty or agreement of the Investor contained in this Subscription Agreement or in any other document provided by the Investor to the Company in connection with the Investor's investment in Shares. The Investor hereby agrees to indemnify the Indemnitees, and to hold them harmless against all liabilities, costs or expenses (including reasonable legal fees) arising as a result of the sale or distribution of the Shares by the Investor in violation of the Securities Act or other applicable law or any misrepresentation or breach by the Investor with respect to the matters set forth herein. In addition, the Investor agrees to indemnify the Indemnitees and to hold such persons and firms harmless from and against, any and all loss, damage, liability or expense, including costs and reasonable legal fees, to which they may be put or that they may incur or sustain by reason of or in connection with any misrepresentation made by the Investor with respect to the matters about which representations and warranties are required by the terms of this Subscription Agreement, or any breach of any such warranties or any failure to fulfill any covenants or agreements set forth herein or included in and as defined in the Certificate. Notwithstanding any provision of this Subscription Agreement, the Investor does not waive any rights granted to it under applicable securities laws.

5. Payment of Subscription.

The Investor shall pay its total subscription amount due, as set forth on the signature page to this Subscription Agreement (subject to any adjustment), by wire transfer in immediately available funds on or before the third business day immediately following the call for such subscription amount by the Officers. If the Investor's subscription is rejected in whole or in part, the amount rejected shall be promptly returned, without interest, by wire transfer to the account from which the transfer was initially made. Wire information is provided on page (ii) hereof.

6. Jurisdiction.

The federal courts of the State of Delaware shall have exclusive jurisdiction over any action, suit or proceeding with respect to this Subscription Agreement and the Investor hereby irrevocably waives, to the fullest extent permitted by law, any objection that it may have, whether now or in the future, to the laying of venue in, or to the jurisdiction of, any and each of such courts for the purposes of any such suit, action, proceeding or judgment and further waives any claim that any such suit, action, proceeding or judgment has been brought in an inconvenient forum, and the Investor hereby submits to such jurisdiction. The parties hereby agree that no punitive or consequential damages shall be awarded in any such action, suit or proceeding.

7. Disclosure Authorization.

By executing this Subscription Agreement, the Investor (a) authorizes the Company (or its delegate) to utilize and to provide information regarding the Investor's account, including information for reporting of tax withholding, to intermediaries, such as the Company's legal counsel and withholding agents, and (b) agrees to allow the Company to divulge the name of such Investor if so required by application of law, regulation, judicial process or at the request of a regulator.

8. Notices.

All notices shall be in writing and shall be deemed to have been given if delivered personally or by electronic mail, or if mailed by registered mail, postage prepaid, to the following respective addresses until a different address is specified in writing by a party to the other party:

To the Company:

El Chupacabra, Inc.
10 West End Avenue, #32C
New York, New York 10023
Telephone: (917) 882-7172

To the Investor:

At the postal or electronic mail address set forth in the Investor Questionnaire.

9. General.

This Subscription Agreement shall be binding upon the Investor and the heirs, personal representatives, successors and assigns of the Investor. The Investor agrees that neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder may be transferred or assigned without the consent of the Officers, which may be granted or withheld in their sole discretion. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties, the parties expressly agree that all terms and provisions hereof shall be governed, construed and enforced solely under the laws of the State of Delaware, without reference to any principles of conflicts of law (except insofar as affected by the state securities or "blue sky" laws of the jurisdiction in which the offering described herein has been made to the Investor). This Agreement shall survive the admission of the Investor to the Company and shall, if the Investor consists of more than one person, be the joint and several obligations of all such persons. This Subscription Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. This Subscription Agreement may be amended from time to time in a written instrument signed by each of the parties hereto.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned Investor has executed this Subscription Agreement on the date set forth below.

Subscription – EL CHUPACABRA, INC.:

Aggregate Purchase Price (based on per Share price of $30.00):____________________

Number of Shares Purchased:____

ENTITY INVESTOR:	INDIVIDUAL INVESTOR:
______________________________ (Print Name of Entity)	______________________________ (Print Name)
By:___________________________ (Signature)	______________________________ (Signature)
______________________________ (Print Name and Title)	______________________________ (Date)
______________________________ (Date)	

ACCEPTANCE OF SUBSCRIPTION

INVESTOR NAME:____

The undersigned hereby accepts the subscription of the above-listed Investor for Shares.

EL CHUPACABRA, INC.

By: ____

Name: Dennis Stratton
Title: Co-Chief Executive Officer

Date: ____________________

Appendix A

INVESTOR QUESTIONNAIRE

General Information

1) Print Full Name of Investor: ______________________________

2) Investor Type (individual, corporation, partnership, trust, etc.): ______________

3) State or Jurisdiction of Residence or Organization: ______________________

4) Social Security Number or Tax I.D. No: __________________________

5) Is the Investor either a tax-exempt foundation or endowment or a pension, profit sharing, annuity or employee benefit plan that is both involuntary and non-contributory or a self-directed IRA?

_____ Yes _____ No

Contact Information

Primary Contact Person for this Account and for General Notices:

Name:______________________

Address: ______________________
____

Telephone:______________________

Fax:______________________

E-mail:______________________

Contact Person(s) for this Account for Financial Information and Reporting:

Name:______________________ Name:______________________

Address: ______________________ Address: ______________________
______________________ ______________________

Telephone:______________________ Telephone:______________________

Fax:______________________ Fax:______________________

E-mail:______________________ E-mail:______________________

Contact Person(s) for this Account for Distribution Notices:

Name:________________________	Name:________________________
Address: ________________________	Address: ________________________
Telephone:________________________	Telephone:________________________
Fax:________________________	Fax:________________________
E-mail:________________________	E-mail:________________________

Contact Person(s) for this Account for Legal Documentation and Tax Matters:

Name:________________________	Name:________________________
Address: ________________________	Address: ________________________
Telephone:________________________	Telephone:________________________
Fax:________________________	Fax:________________________
E-mail:________________________	E-mail:________________________

Authorized Signatories

Set forth below are the names of persons authorized by the Investor to give and receive instructions between the Company and the Investor, together with their respective signatures. Such persons are the only persons so authorized until further written notice to the Officers signed by one or more of such persons.

Name	Signature

Electronic Mail Authorization

By initialing here, the Investor hereby authorizes the use of electronic mail as contemplated in any "Notice" provisions of the Certificate or the Subscription Agreement. __________

Electronic Mail Address:____

The receipt time for email communications sent by the Investor to the Company will be based on the date and time at which the email message is received by the Company's email servers. If the Investor experiences technical difficulties with sending email messages, the Investor is responsible for using postal mail, courier or facsimile. The Investor is responsible for notifying the Officers in advance of any change to the Investor's email address.

ERISA Matters

Please indicate whether or not the Investor is, or is acting on behalf of, (i) an "***employee benefit plan***" within the meaning of Section 3(3) of ERISA, that is subject to the fiduciary responsibility requirements of Part 4, Subtitle B of Title I of ERISA, (ii) a "***plan***" (as defined in Section 4975(e)(1) of the Code, including, without limitation, a self-directed individual retirement account or any other individual retirement account), subject to the prohibited transaction provisions of Section 4975 of the Code, or (iii) an entity whose underlying assets include plan assets by reason of investment by a plan described in (i) or (ii) above in such entity, including, but not limited to, an insurance company general account, an insurance company separate account, or a collective investment fund (each of (i), (ii) or (iii), a "***Benefit Plan Investor***").

_____ Yes _____ No

If you checked "Yes," you hereby represent that your acquisition of Shares does not constitute a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any applicable federal, state, or local law having provisions similar to Section 406 of ERISA or Section 4975 of the Code.
If you checked "Yes," please indicate the maximum expected percentage of the invested assets that will constitute "plan assets" for purposes of Title I of ERISA or Section 4975 of the Code:

_____ %.

The Investor hereby covenants that if, after its initial acquisition of the Shares, at any time during any calendar quarter, the percentage of the assets that constitute "plan assets" for purposes of Title I of ERISA or Section 4975 of the Code exceeds the maximum percentage limit set forth above, then the Investor shall promptly notify the Company of such circumstance and the Company may require the Investor to dispose of all or a portion of its Shares. An Investor that cannot provide the foregoing percentage hereby acknowledges that for purposes of determining whether Benefit Plan Investors own less than 25% of the value of the Shares in the Company, 100% of the assets it invests shall be treated as "***plan assets.***"

Please indicate whether the Investor is a person who has discretionary authority or control with respect to the assets of the Company or any person who provides investment advice for a fee (direct or indirect) with respect to such assets or any affiliate of such person (hereinafter, a "***Controlling Person***").

_____ Yes _____ No

The Investor acknowledges that for purposes of determining whether Benefit Plan Investors hold less than 25% of the value of the Shares, the value of any Shares held by Controlling Persons that are not Benefit Plan Investors will be disregarded. The Investor acknowledges that no purchase of Shares by or proposed transfer of Shares to a person that has represented that it is a Benefit Plan Investor or to a Controlling Person will be permitted to the extent that such purchase or transfer would result in persons that have represented that they are Benefit Plan Investors owning 25% or more of the outstanding Shares immediately after such purchase or proposed transfer (such percentage determined in accordance with the Title I of ERISA or Section 4975 of the Code).
The foregoing representations shall be deemed made on each day from the date the Investor makes such representations through and including the date on which such Investor disposes of its Shares. The Investor understands and agrees that the information supplied above and in this Subscription Agreement will be utilized and relied upon by the Company to determine whether Benefit Plan Investors own less than 25% of the Shares, both upon the original issuance of the Shares and upon any subsequent transfer of any equity interest in the Company, including, without limitation, the Shares.

EXHIBIT 6.1

EL CHUPACABRA, INC.

CONTRIBUTION AGREEMENT

This Contribution Agreement (the "***Agreement***") is made as of this 23rd day of March, 2010 (the "***Effective Date***"), by and between El Chupacabra, Inc., a Delaware corporation (the "***Company***"), and ZDONK Entertainment, LLC, a Delaware limited liability company ("***ZDONK***").

WHEREAS, ZDONK formed the Company to produce a film project currently entitled "El Chupacabra;"

WHEREAS, to facilitate the Company's operations ZDONK desires to contribute to the Company, and the Company desires to acquire, the assets set forth below in consideration of the Company's issuance of the Company's stock to ZDONK; and

WHEREAS, to facilitate the Company's operations the Company desires to issue, and ZDONK desires to acquire, stock of the Company as herein described, on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants contained herein the parties agree as follows:

1. Issuance of Stock. In consideration of ZDONK's contribution and assignment of the Contributed Assets (as defined below), the Company hereby agrees to issue to ZDONK an aggregate of One (1) share (the "***Stock***") of the Company's Class A Common Stock, par value $0.001 per share ("***Class A Common Stock***"). The parties agree that the Contributed Assets have a value at least equal to the fair market value of the Stock.

2. Contribution and Assignment.

(a) ZDONK hereby contributes and assigns to the Company exclusively throughout the world all of ZDONK's right, title, and interest (choate or inchoate) in and to (i) all literary and dramatic materials owned by ZDONK relating to a film project currently entitled "El Chupacabra" (the "***Film***"), including, without limitation, that certain Deal Memo dated as of February 15, 2010 between ZDONK and Adam Mortimer and all Intellectual Property (as defined below) Associated therewith (the "***Deal Memo***"), and all Intellectual Property associated with the Film (collectively the "***Contributed IP***"), (ii) all other assets of ZDONK related to the Film (the "***Film Assets***"), and (iii) working capital in the amount of $20,100 (the "***Working Capital***" and together with the Contributed IP and Film Assets, the "***Contributed Assets***"). "***Intellectual Property***" means all rights to intellectual property whether or not protected, created or arising under the laws of the United States or any foreign state or other jurisdiction including, without restriction, the following: (i) trademarks and service marks (whether registered or unregistered, including any applications for registration of any of the foregoing), logos, Internet domain names, trade dress rights and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, (ii) patents, patent rights and all applications therefor, including any and all continuation, divisional, continuation-in-part, or reissue patent applications or patents issuing thereon, (iii) topographies, codes, software, copyrightable works, including but not limited to all registrations and applications therefor, (iv) industrial designs, as such is defined and protected under the laws of the United States, whether registered or unregistered, and other designs, and (v) inventions, discoveries, concepts, ideas, methods, processes, formulae, technical data, circuit board designs, schematics, bills of materials, confidential information and other proprietary information, including customer lists, excluding any rights in respect of any of the foregoing that comprise or are protected by copyrights or patents.

(b) To the extent allowed by law, the assignment of the Contributed IP set forth in Section 2(a) includes all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as "moral rights," "artist's rights," "droit moral" or the like (collectively "***Moral Rights***"). To the extent ZDONK retains any such Moral Rights under applicable law, ZDONK hereby ratifies and consents to, and provides all necessary ratifications and consents to, any action that may be taken with respect to such Moral Rights by or authorized by the Company, and ZDONK agrees not to assert any Moral Rights with respect thereto. ZDONK will confirm any such ratifications, consents and agreements from time to time as requested by the Company.

(c) ZDONK agrees to assist the Company in every legal way to evidence, record and perfect the contribution and assignment of the Contributed Assets and to apply for and obtain recordation of and from time to time enforce, maintain, and defend the assigned rights. If the Company is unable for any reason whatsoever to secure ZDONK's signature to any document to which it is entitled under this Section 2(c), ZDONK hereby irrevocably designates and appoints the Company and its duly authorized officers and agents, as its agents and attorneys-in-fact with full power of substitution to act for and on its behalf and instead of ZDONK, to execute and file any such document or documents and to do all other lawfully permitted acts to further the purposes of the foregoing with the same legal force and effect as if executed by ZDONK.

(d) ZDONK represents and warrants to the Company that ZDONK: (i) is the sole owner of all rights, title and interest in and to the Contributed Assets, (ii) has not otherwise assigned, transferred or licensed any Contributed Asset or agreed to do so, (iii) has full power and authority to enter into this Agreement and to make the contribution and assignment of the Contributed Assets set forth in Section 2(a), and (iv) is not aware of any violation, infringement or misappropriation of any third party's rights (or any claim thereof) by the Contributed IP.

3. Restrictive Legends. All certificates representing the Stock shall have endorsed thereon legends in substantially the following forms (in addition to any other legend which may be required by other agreements between the parties hereto):

(a) "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE ACT AND THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION THEREUNDER, AND THE SECURITIES LAWS OF ANY SUCH STATE."

(b) Any legend required by appropriate state securities officials.

4. Investment Representations. In connection with the issuance of the Stock, ZDONK represents to the Company the following:

(a) ZDONK is acquiring the Stock for investment for ZDONK's own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "***Act***").

(b) ZDONK is an accredited investor, as such term is defined in Rule 501 promulgated under the Act.

5. Miscellaneous.

(a) Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page hereto or at such other address as such party may designate by ten (10) days' advance written notice to the other party hereto.

(b) Successors and Assigns. This Agreement shall inure to the benefit of the successors and assigns of the Company and, subject to the restrictions on transfer herein set forth, be binding upon ZDONK, ZDONK's successors and assigns.

(c) Attorneys' Fees. The Company and ZDONK shall each be responsible for all fees, expenses and costs borne by each of them with respect to enforcing the performance of, or protecting their respective rights under, any part of this Agreement.

(d) Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without reference to its conflict of laws principles.

(e) Further Execution. The parties agree to take all such further action(s) as may reasonably be necessary to carry out and consummate this Agreement as soon as practicable, and to take whatever steps may be necessary to obtain any governmental approval in connection with or otherwise qualify the issuance of the securities that are the subject of this Agreement.

(f) Entire Agreement; Amendment. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and merges all prior agreements or understandings, whether written or oral. This Agreement may not be amended, modified or revoked, in whole or in part, except by an agreement in writing signed by each of the parties hereto.

(g) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded, and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(h) References. All references to sections, subsections, paragraphs, subparagraphs, clauses and exhibits shall be deemed references to such parts of this Agreement, unless the context shall require otherwise.

(i) Counterparts. This Agreement may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this

Agreement by signing and delivering one or more counterparts. This Agreement may be executed by facsimile signature or by electronic transmission and all such signatures shall be effective as originals.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties hereto have executed this Contribution Agreement as of the Effective Date.

EL CHUPACABRA, INC.

By: /s/ Dennis Stratton
Name: Dennis Stratton
Title: Co-Chief Executive Officer

Address: 10 West End Avenue, Suite 32C
New York, New York 10023
Facsimile:

ZDONK ENTERTAINMENT, LLC

By: /s/ Zack Roth
Name: Zack Roth
Title: Manager

Address: 10 West End Avenue, Suite 32C
New York, New York 10023
Facsimile:

EXHIBIT 6.2

MANAGEMENT SERVICES AGREEMENT

This Management Services Agreement (this "***Agreement***") is made effective as of the 23rd day of March, 2010, by and between ZDONK Entertainment, LLC, a Delaware limited liability company ("***Manager***"), and El Chupacabra, Inc., a Delaware corporation ("***Company***").

WHEREAS, Company wishes for Manager to provide management, production and general and administrative support services to Company and Manager wishes to provide such management, production and general and administrative support services to Company as provided herein.

NOW, THEREFORE, in consideration of the mutual covenants of the parties herein and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Section 1 Definitions and Construction.

(a) The following terms shall have the following meanings when used herein:

"***Film***" means a motion picture to be produced and developed by Company tentatively titled "El Chupacabra."

"***Service Fee***" means all of the proceeds generated from the commercialization of the Film, after accounting for production, distribution and operating fees and expenses, distributions to holders of shares of Company's Class B Common Stock ("***Class B Shares***") and distributions to other parties granted participation rights in the net proceeds of the Film.

"***Services***" has the meaning given to such term in Section 2.

"***Subject Month***" means each calendar month after the commercial release of the Film.

(b) As used in this Agreement: the word "or" is not exclusive; the word "including" (in its various forms) means "including without limitation"; pronouns in masculine, feminine and neuter genders shall be construed to include any other gender; and words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. References herein to any section shall be to a section hereof unless otherwise specifically provided. This Agreement is the result of negotiations between, and has been reviewed by, Manager and Company. Accordingly, this Agreement shall be deemed to be the joint product of the parties hereto, and no ambiguity shall be construed in favor of or against any party hereto or beneficiary hereof.

Section 2 Management Services. During the term hereof, Manager shall make available Dennis Stratton, Zack Roth and Roy Klabin (collectively, the "***Executives***") to oversee the services provided hereunder and to serve as Company's executive officers and directors, and (collectively, the "***Services***"), including the following specific Services:

(a) Overhead Services. Executives will provide all general and administrative overhead services and other general and administrative services reasonably required by Company.

(b) Operations. Executives will advise and consult with Company regarding all aspects of Company's development, operations and expansion and all operation functions attributable to Company's business that would be provided by a reasonable and prudent operator, including without limitation, film production-related functions.

(c) Marketing. Executives will provide marketing and contract administration services reasonably required by Company.

(d) Website. Executives will manage a website related to the Film and the participation by members of the public in the production and marketing of the Film through social networking and collaboration.

(e) Accounting. Executives will perform all accounting functions attributable to Company's business, including:

(i) collection of accounts receivable;

(ii) payment of accounts payable;

(iii) computation and payment of net profit distributions; and

(iv) general ledger and financial reporting activities.

(f) Information and Data Systems. Executives will provide computer use and/or facilities necessary to manage and operate Company's business and maintain the records of Company, and will provide applicable data services and licenses.

(g) Tax Returns. Executives will prepare or cause to be prepared all federal, state and local tax returns required of Company.

(h) Financial Statements. Executives will prepare or cause to be prepared all financial statements required of Company.

(i) Budgets & Forecasts. Executives will establish operating and capital budgets and forecasts for Company and monitor the receipts, income and expenditures of Company.

(j) Compliance. Executives will use commercially reasonable efforts to take all actions, and file all reports and notices, to cause Company's operations to be in compliance with all applicable laws, rules and regulations.

(k) Insurance. Executives will arrange for insurance policies customarily obtained by companies in Company's line of business.

(l) Outside Professionals. Executives will manage and supervise the outside accountants, attorneys and financial consultants of Company and coordinate any capital raising efforts of Company.

Section 3 Performance and Authority.

(a) Standard of Care. Executives shall provide the Services in a timely and current manner, consistent with management and administrative practices, standards, methods and procedures conforming with (i) all applicable laws and (ii) the degree of care, skill, diligence, prudence and foresight which would generally be expected from a reasonably prudent manager experienced in providing services of the kind required to be provided by Executives under this Agreement.

(b) Independent Contractor Relationship. With respect to its performance of the Services, Manager is an independent contractor, with the authority to control, oversee and direct the performance of the details of the Services.

(c) No Joint Venture or Partnership. This Agreement is not intended to and shall not be construed as creating a joint venture, partnership, agency or other association within the meaning of the common law or under the laws of any state.

Section 4 Compensation.

(a) Compensation for Services. For the Services provided hereunder by Executives to Company, Company shall pay to Manager the Service Fee, payable on the last day of each Subject Month.

(b) Reimbursement of Expenses. Company shall reimburse Manager for costs and expenses incurred in connection with Company's offer and sale of Class B Shares pursuant to an offering circular in accordance with the requirements of Regulation A promulgated under the Securities Act of 1933, as amended.

(c) No Other Payments. The foregoing Service Fees and expense reimbursement shall be the only amounts payable by Company to Manager pursuant to this Agreement.

Section 5 Term. The respective rights, duties, and obligations of the parties hereunder shall commence on the date hereof and shall continue for an initial term expiring March 22, 2015 (the "***Term***"). Following the Term, this Agreement may be renewed and continued as agreed to by Company and Manager. This Agreement shall terminate at such other time as mutually agreed by Company and Manager, or upon thirty (30) days prior written notice if the other breaches any material provision of the Agreement and fails to cure such breach.

Section 6 Covenants Relating to Company & Performance. Manager agrees to cause the Services to be performed as and when required by this Agreement and to provide all funds, personnel and assistance necessary or appropriate to cause such performance, without any charge to Company in addition to the Service Fee.

Section 7 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page hereto, or at such other address as such party may designate by ten (10) days' advance written notice to the other party hereto.

Section 8 Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of California without regard to conflict of laws provisions. Captions herein are inserted for convenience only and shall have no effect upon interpretation.

Section 9 Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that (a) Company may not assign its rights hereunder without the prior written consent of Manager, and (b) Manager may not assign its rights and obligations hereunder without the prior written consent of Company.

Section 10 Amendment. No amendment of any provision of this Agreement shall be effective unless it is in writing and signed by all parties hereto, and no waiver of any provision of this Agreement, and no consent to any departure by any party hereto therefrom, shall be effective unless it is in writing and signed by the other party hereto, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

Section 11 Entire Agreement. This Agreement sets forth the entire agreement of the parties with respect to the subject matter hereof and any prior agreements, written or oral, relating thereto are hereby superseded.

Section 12 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded, and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

Section 13 Counterparts. This Agreement may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Agreement by signing and delivering one or more counterparts. This Agreement may be executed by facsimile signature or by electronic transmission and all such signatures shall be effective as originals.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned have executed this Management Services Agreement as of the date first above written.

MANAGER:

ZDONK ENTERTAINMENT LLC

By: /s/ Dennis Stratton
Name: Dennis Stratton
Title: Co-Chief Executive Officer

Address: 10 West End Avenue, Suite 32C
New York, New York 10023
Facsimile:

COMPANY:

EL CHUPACABRA, INC.

By: /s/ Zack Roth
Name: Zack Roth
Title: Manager

Address: 10 West End Avenue, Suite 32C
New York, New York 10023
Facsimile:

EXHIBIT 10.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
El Chupacabra International, Inc.

We hereby consent to the inclusion in the foregoing Regulation A Offering Statement of our review report dated May 17, 2010 relating to the balance sheet of El Chupacabra, Inc. as of March 31, 2010.

/s/ Weinberg & Company, P.A.
WEINBERG & COMPANY, P.A.
Certified Public Accountants

Los Angeles, California
May 18, 2010

EXHIBIT 11.1

May 18, 2010

El Chupacabra, Inc.
10 West End Avenue, #32C
New York, New York 10023

Ladies and Gentlemen:

We have acted as counsel to El Chupacabra, Inc. ("El Chupacabra"), a Delaware corporation, for the purpose of rendering an opinion as to the legality of Sixty-Six Thousand Six Hundred Sixty-Six (66,666) shares of El Chupacabra's Class B Common Stock, par value $0.001 per share, (the "Shares") included in a Regulation A Offering Statement to be filed by El Chupacabra with the U.S. Securities and Exchange Commission (the "SEC") for the purpose of obtaining the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Regulation A promulgated thereunder.

In connection with this opinion, we have examined and relied upon the originals, or copies certified to our satisfaction, of such records, documents, certificates, opinions, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. As to certain factual matters, we have relied upon certificates of the officers of the Company and have not independently sought to verify such matters.

In rendering this opinion, we have assumed the genuineness and authenticity of all signatures on original documents; the authenticity of all documents submitted to us as originals; the conformity to originals of all documents submitted to us as copies; the accuracy, completeness and authenticity of certificates of public officials; and the due authorization, execution and delivery of all documents where authorization, execution and delivery are prerequisites to the effectiveness of such documents. With respect to our opinion as to the Shares, we have assumed that, at the time of issuance and sale, a sufficient number of shares of Class B Common Stock are authorized and available for issuance and that the consideration for the issuance and sale of the Shares is in an amount that is not less than the par value of the Class B Common Stock.

We express no opinion as to whether the laws of any jurisdiction are applicable to the subject matter hereof. We are not rendering any opinion as to compliance with any federal or state law, rule or regulation relating to securities, or to the sale or issuance thereof.

On the basis of the foregoing and in reliance thereon, and subject to the qualifications herein stated, we are of the opinion that provided that (i) the Regulation A Offering Statement and any required post-effective amendments thereto have all become effective under the Securities Act and the Offering Circular and any and all supplement to the Offering Circular required by applicable laws have been delivered and filed as required by such laws; (ii) the issuance of the Shares has been duly authorized by all necessary corporate action on the part of the Company; (iii) the issuance and sale of the Shares do not violate any applicable law, are in conformity with the Company's then operative Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws ("Bylaws"), do not result in a default under or breach of any agreement or instrument binding upon the Company and comply with any applicable requirement or restriction imposed by any court or governmental body having jurisdiction over the Company; and (iv) the certificates for the Shares have been duly executed by the Company, countersigned by the transfer agent therefor and duly delivered to the purchasers thereof against payment therefor, then the Shares, when issued and sold as contemplated in the Regulation A Offering Statement, the Offering Circular and the related supplement to the Offering Circular and in accordance with any applicable duly authorized, executed and delivered purchase, underwriting or similar agreement, will be duly authorized, validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Regulation A Offering Statement and to the reference to our firm under the caption “Experts” in the Offering Circular which forms part of the Regulation A Offering Statement. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or of any subsequent changes in applicable law.

Very truly yours,

/s/ Stubbs Alderton & Markiles, LLP
Stubbs Alderton & Markiles, LLP